   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 1999
                                                      REGISTRATION NO. 333-55935
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 3 TO
                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              DATALINK CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           MINNESOTA                            7373                            41-0856543
   (STATE OR JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                            ------------------------
                          7423 WASHINGTON AVENUE SOUTH
                          MINNEAPOLIS, MINNESOTA 55439
                                 (612) 944-3462
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                 GREG R. MELAND
                            CHIEF EXECUTIVE OFFICER
                              DATALINK CORPORATION
                          7423 WASHINGTON AVENUE SOUTH
                          MINNEAPOLIS, MINNESOTA 55439
                                 (612) 944-3462
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

           JEFFREY C. ROBBINS, ESQ.                            JAMES C. MELVILLE, ESQ.
             KEVIN S. SPRENG, ESQ.                              MARY S. GIESLER, ESQ.
            MESSERLI & KRAMER P.A.                        KAPLAN, STRANGIS AND KAPLAN, P.A.
      150 SOUTH FIFTH STREET, SUITE 1800                 90 SOUTH SEVENTH STREET, SUITE 5500
         MINNEAPOLIS, MINNESOTA 55402                       MINNEAPOLIS, MINNESOTA 55402
           TELEPHONE: (612) 672-3600                          TELEPHONE: (612) 375-1138

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                        PROPOSED
                                                                        MAXIMUM                AMOUNT OF
                                                                       AGGREGATE              REGISTRATION
              TITLE OF SHARES TO BE REGISTERED                     OFFERING PRICE(1)             FEE(2)
------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value..............................          $32,890,000              $9,703.00
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).
(2) The Registrant previously paid the registration fee with a prior filing of the Registration Statement.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1999

PROSPECTUS
                                2,600,000 Shares

                                 DATALINK LOGO

                                  Common Stock
                               ------------------


     All of the 2,600,000 shares of Common Stock offered hereby are being offered by Datalink Corporation ("Datalink" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $
and $     per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation upon notice of issuance on the Nasdaq National Market under the symbol "DTLK."

                               ------------------


     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                                 UNDERWRITING
                                       PRICE TO                 DISCOUNTS AND                PROCEEDS TO
                                        PUBLIC                  COMMISSIONS(1)                COMPANY(2)
---------------------------------------------------------------------------------------------------------------
Per Share..................               $                           $                           $
---------------------------------------------------------------------------------------------------------------
Total(3)...................               $                           $                           $
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses of the offering payable by the Company estimated at $500,000.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to 390,000 additional shares of Common Stock, respectively, on the same terms per share solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $       , $       and $       ,
    respectively. See "Underwriting."
                               ------------------

     The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock
will be made in New York, New York, on or about           , 1999.
                               ------------------

Needham & Company, Inc.

                       CRUTTENDEN ROTH INCORPORATED LOGO
                                                    John G. Kinnard and Company,
                                                        Incorporated

             The date of this Prospectus is                , 1999.

                                   [PICTURES]


     Inside Front Cover: Caption which reads as follows: "          ." Datalink
Logo at bottom center of page.


     Gatefold layout: Pictures arranged within three circles depicting the links between the Company's products and services and its customers' needs. Captions within the pictures depicting the services provided by the Company read as follows: "Analysis," "Technical Support," "Training," "Installation," "Maintenance, "Integration" and "Design." Captions outside of circles read as follows: "An Extensive Product Line" and "Serving a Wide Range of Industries." Caption at bottom of page will read as follows: "Datalink is an Independent Storage Solutions Provider that Matches The Best of Breed Products With Technical Expertise and Comprehensive Services and Support to Meet Each Customer's Unique Needs."

                               ------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT, STABILIZING BIDS AND PURCHASES, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified or the context otherwise requires, shares and per share information contained in this Prospectus gives effect to the 690-for-1 stock split effected by the Company in June 1998. Unless otherwise indicated, the information in this Prospectus does not give effect to (i) 950,000 shares of Common Stock reserved for issuance under the Company's Incentive Compensation Plan, including 558,625 shares of Common Stock reserved for issuance upon the exercise of stock options to be granted under the Incentive Compensation Plan; (ii) 250,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and
(iii) 390,000 shares of Common Stock which may be purchased by the Underwriters from the Company to cover over-allotments, if any. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed under the heading "Risk Factors," which investors should carefully consider.


                                  THE COMPANY


     Datalink Corporation ("Datalink" or the "Company") analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems data storage solutions for end-users, value-added resellers ("VARs") and original equipment manufacturers ("OEMs"). The Company has developed engineering, sales and support capabilities to become an expert in applying the best available storage technologies manufactured by the leading data storage hardware and software companies to solve its customers' growing data storage needs. These technologies include hard disk, redundant array of independent disks ("RAID"), magnetic tape, CD-ROM, storage area network, network attached storage and optical products. The Company also incorporates storage management software technologies, including backup and recovery, disaster recovery, HSM, archive, management and configuration, high availability and media management products, to meet the specific needs of its customers. The Company's net sales have grown from $24.1 million in 1993 to $71.3 million in 1997, a 31% annual compound growth rate, and the Company's S corporation net income has grown from $1.0 million to $6.1 million, a 56% annual compound growth rate, over the same period.



     With the ongoing introduction of more advanced and powerful computers, application software developers have introduced powerful, easier to use, graphically oriented, memory intensive software packages. These software applications have resulted in the enterprise-wide automation of an increasing number of mission-critical business applications, including on-line transaction processing, the Internet, intranets, pre-press, multimedia, imaging and data warehousing. This automation has expanded the need for on-line storage, uninterrupted access to data and fail-safe methods to backup and archive such data. Accordingly, several independent market research firms have projected significant growth over the next several years for the markets addressed by the Company. According to Dataquest, Inc., an independent market research firm, the worldwide RAID storage market for UNIX and Windows NT operating platforms was approximately $12.8 billion in 1997 and is expected to grow at an annual compound rate of 24% to approximately $37.0 billion by 2002. According to Strategic Research Corp., an independent market research firm ("SRC"), the worldwide market for tape automation backup storage products was approximately $1.6 billion in 1996 and is expected to grow at an annual compound rate of 18% to approximately $4.4 billion by 2002. According to SRC, the worldwide storage management software market was approximately $1.4 billion in 1997 and is expected to grow at an annual compound rate of 31% to approximately $3.0 billion by 2000. Datalink competes in and has a minor share of the domestic segments of these markets.



     The need to distribute mission-critical data across an enterprise has led organizations to rely upon complex Open Systems computing platforms that link multiple application, file, database and communications servers of differing vendors to networked computers. The increasing demand for and complexity of information storage systems has outpaced the ability of in-house MIS departments to adequately serve their organizations. Accordingly, organizations rely on external providers to research, design, implement and support information storage solutions that incorporate the best hardware and software technologies available and are compatible with organizations' often large and complex computer networks and operating system architectures. At the same time, reduced profit margins have led suppliers to downsize their sales and marketing forces. As a result, both customers and suppliers increasingly seek independent solutions providers, such as Datalink, with knowledge and experience in Open Systems data storage.


     The Company's storage solutions are designed to provide its customers with the optimal combination of performance, capacity, high availability, disaster recovery, multi-platform support, permanence, scalability, centralized management and cost. For end-users and VARs, Datalink's technical sales and engineering teams assess each customer's information and storage retrieval requirements and then design, integrate, install and support information storage solutions incorporating the best available hardware and software products on the market. For OEMs, Datalink's design and application engineers custom design and test storage subsystems which the Company assembles for integration into the OEM's own products.


     Datalink's customers are located throughout the United States and span a diverse group of data-intensive industries, including computer technology, consumer products, education, financial services, government, health care, insurance, professional services, telecommunications, transportation and utilities. The Company's customers include Andersen Worldwide, S.C., BellSouth.net, The Boeing Company, Dominion Resources, Inc., Eli Lilly and Company, Gateway 2000, Inc., GE Medical Systems, The Kemper Insurance Companies, KPMG Peat Marwick LLP, Lucent Technologies, Inc., Michelin Tire Corp., Motorola, Inc., the National Aeronautics Space Administration, Swiss Bank Corporation and the University of Chicago. Datalink's broad industry experience enables the Company to understand application and business issues specific to its customers and to design and implement appropriate storage solutions.



     The Company believes it differentiates itself from its competitors in several ways. Because of Datalink's established, strong relationships with the major information storage hardware and software suppliers, the Company often participates in suppliers' new product development, evaluation, introduction, marketing and quality control programs. The Company also believes that the longevity of service of its engineering staff and sales force is a key factor to earning and retaining the trust and confidence of the Company's customers and suppliers. Sales to existing customers has exceeded 77% of the Company's net sales in each of 1995, 1996 and 1997. Datalink further differentiates itself by maintaining ISO 9001 registration for its principal facility and utilizing such standards throughout its organization to consistently maintain high quality design, development, integration and assembly, installation and service processes.


     The Company's objective is to grow at a rate exceeding that of the industry and strengthen its position as a leading independent Open Systems storage solutions provider. To achieve its objective, Datalink intends to build upon its record of successfully addressing the evolving information storage management needs of its customers. Key elements of the Company's business strategy are to
(i) broaden relationships with existing customers and leverage the Company's market presence to attract new customers; (ii) continue to develop leading-edge storage solutions for customers; (iii) expand its offering of professional consulting and project management services; (iv) expand geographically through internal growth and acquisitions; and (v) maintain and continually improve the Company's high standards for superior technical and sales service and support. The Company's senior management team, which has worked together since 1991, has assembled an experienced team of professionals to execute the Company's business strategy.


     As part of its business strategy, in July 1998, the Company acquired Direct Connect Systems, Inc. ("DCSI"), a Marietta, Georgia-based firm engaged in the analysis, custom design, integration and support of high-end Open Systems data solutions principally for end-users in the southeastern United States. DCSI's net sales for 1997 were $11.8 million.


     The Company was incorporated in Minnesota in 1963 under the name Stan Clothier Co., Inc. In April 1987, the Company changed its name to Datalink Corporation. The Company's executive offices are located at 7423 Washington Avenue South, Minneapolis, Minnesota 55439. Datalink's telephone number is (612) 944-3462. The Company's web site is located at www.datalink.com. The contents of this web site are not incorporated herein by reference.

                                  THE OFFERING

Common Stock offered by the Company.....     2,600,000 shares

Common Stock to be outstanding after
this offering...........................     9,700,000 shares(1)

Use of Proceeds.........................     The net proceeds to the Company
                                             from this offering will be used to
                                             (i) distribute to the current
                                             stockholders the previously taxed,
                                             but undistributed, S corporation
                                             earnings estimated at $8.9 million
                                             had the termination occurred on
                                             September 30, 1998; (ii) repay
                                             certain outstanding indebtedness of
                                             approximately $4.2 million and
                                             (iii) fund the Company's growth and
                                             expansion plans, including
                                             potential acquisitions, working
                                             capital and other general corporate
                                             purposes. See "Use of Proceeds."

Proposed Nasdaq National Market
Symbol..................................     DTLK
------------

(1) Excludes (i) 950,000 shares of Common Stock reserved for issuance under the Company's Incentive Compensation Plan, including 558,625 shares of Common Stock reserved for issuance upon the exercise of options to be granted under the Incentive Compensation Plan, (ii) 250,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and
    (iii) 390,000 shares of Common Stock which may be purchased by the Underwriters from the Company to cover over-allotments, if any. See "Management--Stock Incentive Plans" and "Underwriting."

                             SUMMARY FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                                    NINE MONTHS
                                                                                                       ENDED
                                                        YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                          ---------------------------------------------------    ------------------
                                           1993       1994       1995       1996       1997       1997       1998
                                           ----       ----       ----       ----       ----       ----       ----
STATEMENT OF OPERATIONS DATA:
Net sales.............................    $24,146    $32,333    $38,048    $54,652    $71,255    $50,534    $60,112
Cost of sales.........................     19,405     25,907     30,356     42,872     55,719     39,687     45,129
                                          -------    -------    -------    -------    -------    -------    -------
Gross profit..........................      4,741      6,426      7,692     11,780     15,536     10,847     14,983
                                          -------    -------    -------    -------    -------    -------    -------
Operating expenses:
Sales and marketing...................      1,495      1,891      2,487      3,607      5,191      3,746      5,082
General and administrative............      1,764      1,912      2,118      2,382      3,010      2,001      2,966
Engineering...........................        269        343        467        633        926        777      1,080
Offering costs(1).....................                                                                          709
                                          -------    -------    -------    -------    -------    -------    -------
Total operating expenses..............      3,528      4,146      5,072      6,622      9,127      6,524      9,837
                                          -------    -------    -------    -------    -------    -------    -------
Operating income......................      1,213      2,280      2,620      5,158      6,409      4,323      5,146
Interest expense, net.................        192        243        306        286        333        263        221
                                          -------    -------    -------    -------    -------    -------    -------
Income before income taxes............                                                                        4,924
Income tax expense....................                                                                          240
                                          -------    -------    -------    -------    -------    -------    -------
Net income(2).........................    $ 1,021    $ 2,037    $ 2,314    $ 4,872    $ 6,076    $ 4,060    $ 4,684
                                          =======    =======    =======    =======    =======    =======    =======
Historical net income per share, basic
  and diluted.........................    $  0.15    $  0.30    $  0.34    $  0.71    $  0.88    $  0.59    $  0.67
                                          =======    =======    =======    =======    =======    =======    =======
Weighted average shares outstanding,
  basic and diluted...................      6,900      6,900      6,900      6,900      6,900      6,900      6,957
                                          -------    -------    -------    -------    -------    -------    -------
Pro forma income taxes(3).............                                                  2,430      1,624      1,716
                                                                                      -------    -------    -------
Pro forma net income..................                                                $ 3,646    $ 2,436    $ 2,968
                                                                                      =======    =======    =======
Pro forma net income per share, basic
  and diluted(4)......................                                                $  0.46    $  0.31    $  0.38
                                                                                      =======    =======    =======
Shares used in computing pro forma net
  income per share(4).................                                                  7,854      7,854      7,911
                                                                                      =======    =======    =======



                                                                                         AS OF SEPTEMBER 30, 1998
                                                                          ------------------------------------------------------
                                                                                     PRO FORMA
                                       AS OF DECEMBER 31,                          TERMINATION OF   TERMINATION OF
                          ---------------------------------------------                 PUT         S CORPORATION        AS
                           1993     1994      1995      1996      1997    ACTUAL     OPTIONS(5)       STATUS(6)      ADJUSTED(7)
                           ----     ----      ----      ----      ----    ------   --------------   --------------   -----------
BALANCE SHEET DATA:
Cash....................  $  142   $   294   $   111   $   222   $1,163   $1,343       $1,343           $1,343         $11,928
Working capital.........   1,605     2,424     3,003     5,330    6,761    4,872        4,872           (3,841)         19,839
Total assets............   6,028     9,314     8,689    15,355   18,705   27,595       27,595           27,754          38,339
Common stock subject to
  put option............   1,698     3,425     5,351     9,339   13,874   17,568           --               --              --
Stockholders' equity
  (deficiency)..........    (483)   (1,331)   (2,286)   (3,296)  (5,744)  (6,696)      10,872            2,157          25,837


------------

(1) Represents legal, accounting and other costs associated with the Company's initial public offering, which was postponed in August 1998 due to market conditions.


(2) For the periods presented, the Company was an S corporation and, accordingly, was not subject to federal and state income taxes. Until its merger into Datalink in January 1999, DCSI was a C corporation. Accordingly, a provision for income taxes resulting from the operations of DCSI from the date of the acquisition, July 15, 1998, through September 30, 1998 is included in the financial data for the nine-month period ended September 30, 1998.

(3) Pro forma income taxes have been computed as if the Company was subject to federal and state income taxes for the periods presented, based on the tax laws in effect during those periods. See Notes 2 and 3 of the Notes to the Company's Financial Statements.


(4) Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the period, after giving effect to the estimated number of shares that would be required to be sold at the initial public offering price (after deducting the underwriting discounts) to fund a distribution to the current stockholders of all previously taxed, but undistributed, S Corporation earnings, estimated at $8.9 million had the termination occurred on September 30, 1998. The Company does not have any common stock equivalents. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Note 3 of the Notes to the Company's Financial Statements.


(5) Adjusted to give pro forma effect to the reclassification of the Company's Common Stock subject to put option into stockholders' equity, reflecting termination of these put options upon the closing of this offering. See "Termination of S Corporation Status and Put Option and Dividend Policy" and
    Note 9 of the Notes to the Company's Financial Statements.


(6) Adjusted to give pro forma effect to (i) the pro forma adjustment described in (5) above, (ii) a final S corporation distribution payable to the current stockholders, representing all previously taxed, but undistributed, S corporation earnings, estimated at $8.9 million had the termination occurred on September 30, 1998 and (iii) a net deferred tax asset which will be recorded by the Company as a result of the termination of its S corporation status, estimated at $157,000 had such termination occurred on September 30, 1998. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Note 3 of the Notes to the Company's Financial Statements.


(7) Adjusted to give effect to (i) the pro forma adjustments described in (6) above and (ii) the sale by the Company of 2,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements, including the plans and objectives of management for the business, operations and economic performance of the Company. The forward-looking statements and associated risks set forth in this Prospectus may include or relate to, among other things, the ability of the Company to maintain its close working relationships with its suppliers, expand its customer base, consummate strategic acquisitions of businesses and integrate such acquisitions into the Company's operations, the projected growth in the market for data storage solutions and competition. These forward-looking statements may be identified by qualifiers such as "intends," "believes" and "anticipates," among other terms. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Further, and in addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business prospects before purchasing shares offered by this Prospectus.

DEPENDENCE ON SUPPLIER RELATIONSHIPS


     The Company relies on its relationships with its suppliers to provide access to products and new technology necessary to design and implement leading-edge storage solutions for its customers. The Company does not have long-term contracts with any of its suppliers and relies upon a limited number of suppliers for several key products and subassemblies. For example, the Company purchases digital linear tape products manufactured primarily by ATL Products, Inc, a division of Quantum Corporation, and Storage Technology Corporation, RAID products manufactured primarily by CLARiiON, a division of Data General Corporation, and Hitachi Data Systems Corporation and storage management software products manufactured primarily by Legato Systems, Inc. and VERITAS Software Corporation. The Company's reliance on its suppliers involves several risks, including an inadequate supply of required products and subassemblies, price increases, late deliveries and poor product and subassembly quality. In addition, there is currently a significant market demand for disk drives, tape drives and RAID controllers, and from time to time the Company's subassembly suppliers may experience product and component shortages, selective supply allocations and increased prices of such products and components. Although to date the Company has been able to purchase its requirements of such products and subassemblies, there can be no assurance that the Company will be able to obtain its full requirements of such products and subassemblies in the future or that prices of such products and subassemblies will not increase. In addition, there can be no assurance that problems with respect to quantity and quality of such products and subassemblies and timeliness of deliveries will not occur. Disruption or termination of the supply of products and subassemblies from suppliers for any reason could delay shipments of the Company's products and could have a material adverse effect on the Company's business, operating results or financial condition. See "Business--Business Strategy" and "--Products."


COMPETITION


     The market for Open Systems storage is intensely competitive. Datalink competes with independent storage system suppliers to the high-end Open Systems market, including Box Hill Systems Corp., EMC Corporation, MTI Technology Corporation and numerous VARs, resellers, distributors and consultants. The Company also competes in the storage systems market with general purpose computer suppliers such as Compaq Computer Corporation ("Compaq"), Dell Computer Corporation ("Dell"), Hewlett-Packard Company ("Hewlett-Packard"), International Business Machines Corp. ("IBM"), Silicon Graphics, Inc. ("Silicon Graphics") and Sun Microsystems, Inc. ("Sun"). In addition, the Company's customers and prospective customers may elect to develop in-house storage systems expertise.


     Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company and, as a result, may be able to respond more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the development, promotion and sale of products than the Company or to deliver competitive products at a lower end-user price. Some of the Company's competitors include its suppliers, who may dedicate or acquire greater sales and marketing resources in the future to provide Open Systems storage solutions than at present and could terminate their relationships with the Company. Other suppliers may also enter the market and compete with the Company. The Company expects competition will increase as a result of industry consolidation. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results or financial condition. See "Business--Competition."


COMPETITIVE PRICING

     Competitive pricing pressures in the data storage market have had and may have an adverse effect on the Company's business, operating results or financial condition. There also has been, and may continue to be, a willingness on the part of certain large competitors to reduce prices in order to preserve or gain market share, which cannot be foreseen by the Company. The Company believes that pricing pressures are likely to continue as competitors develop more competitive product offerings. See "Business--Competition."

DEPENDENCE ON KEY PERSONNEL


     The Company's future operating results depend in significant part upon the continued contributions of its executive officers, other key management and sales, engineering and other technical personnel, many of whom would be difficult to replace. In particular, the Company is highly dependent upon the services of Greg R. Meland, Chief Executive Officer; Robert D. DeVere, Chief Financial Officer; Scott D. Robinson, Vice President of Engineering and Stephen
M. Howe, Vice President of Sales. The Company does not have employment, non-competition or nondisclosure agreements with any of its officers or employees, other than certain non-competition agreements entered into in connection with the DCSI acquisition. Accordingly, the Company's employees may voluntarily terminate their employment with the Company at any time. The loss of any employee who is critical to the Company's success could have a material adverse effect on the Company's business, operating results or financial condition. In addition, the Company's future operating results depend in part upon its ability to attract, train, retain and motivate qualified management, technical, sales and support personnel for its operations. Competition for qualified employees in the data storage industry, and particularly with respect to engineers with Open Systems storage solutions experience, is intense. Competitive factors that could affect the Company's ability to attract and retain such personnel include compensation, benefits, equity incentives and geographic location. There can be no assurance that the Company will be successful in attracting or retaining such key personnel, and the failure of the Company to recruit and retain additional key personnel could materially and adversely affect the Company's business, operating results or financial condition. See "Business--Technical Services."


MANAGEMENT OF GROWTH

     The Company's growth and expansion may place a significant strain on the Company's administrative, operational and financial resources and increase demands on the Company's professional and technical services, assembly, integration, sales and marketing and customer service and support functions, especially as the Company attempts to expand its geographic reach. To manage its growth effectively, the Company will need to hire, train, motivate and manage new management, technical, sales and administrative employees. In connection with its planned geographic expansion, the Company will incur travel, telecommunications and other incremental costs, as well as increased human resource costs. The failure by the Company to generate sufficient revenues to offset the costs of geographical expansion could have a material adverse effect on the Company's business, operating results or financial condition. If the growth in demand for products and services offered by the Company increases at a significantly higher rate than anticipated, the Company may lack the technical services and capacity necessary to satisfy such demand in a timely fashion, and its customers may experience delivery delays or interruptions in technical service and support. This risk may be exacerbated by the fact that the Company does not have long-term purchase agreements with suppliers and may not have sufficient inventory levels to support customer demand. There can be no assurance that the Company will be able to manage expansion successfully or that the Company's infrastructure, including but not limited to its systems, procedures and controls, will be adequate to support such expansion. In addition, there can be no assurance that the Company will be able to achieve commercial success and maintain client service and support in a geographically expanded area of operations at levels that it historically achieved and provided in its current geographical areas. Failure to manage growth may have a material adverse effect on the Company's business, operating results or financial condition. See "Business--Business Strategy."

RAPID TECHNOLOGICAL CHANGE


     The Open Systems storage market in which the Company operates is characterized by rapid technological change, frequent new product introductions and evolving industry standards. Customer preferences in that market are difficult to predict. As an independent solutions provider, the Company relies upon its suppliers' hardware, software and interface products to meet the needs of the Company's customers. The introduction of products embodying new technologies by the Company's competitors and the emergence of new industry standards could render hardware, software and interface products currently marketed by the Company obsolete and unmarketable. The Company's success will depend upon its ability to address the increasingly sophisticated needs of its customers and to identify and introduce, on a timely basis, new competitive products and applications of existing and new suppliers (including new software and enhancements to existing software) that keep pace with technological developments and emerging industry standards. There can be no assurance that the Company will be successful in identifying, managing, developing, integrating or assembling and marketing product enhancements or new products of its suppliers that respond to technical change or evolving industry standards, that the Company and its suppliers will not experience difficulties that could delay or prevent the successful development, introduction or marketing of such products or that its suppliers' new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. Further risks inherent in its suppliers' new product introductions include the uncertainty of price performance relative to products of competitors, including competitors' responses to these new product introductions. The Company's business, operating results or financial condition could be materially and adversely affected if the Company or its suppliers were to be unsuccessful, or to incur significant delays, in developing and introducing new products or enhancements. See "Business--Products."


RISKS ASSOCIATED WITH ACQUISITIONS

     The Company intends to pursue strategic acquisitions of businesses that either expand or complement its business, such as the July 1998 acquisition of DCSI. A substantial portion of the Company's capital resources, including a portion of the proceeds from this offering, could be used for acquisitions. The Company will evaluate specific acquisition opportunities based on prevailing market and economic conditions. Acquisitions could result in the integration of dissimilar operations or assets, assimilation of new employees, diversion of management time and resources, increases in administrative costs, potential loss of key employees of an acquired company and additional costs associated with obtaining any necessary financing. These factors and the Company's lack of experience in negotiating, consummating and integrating acquisitions could adversely affect the Company's business, operating results or financial condition. This risk may be compounded by the Company's geographic expansion or product diversification. Acquisitions also could result in dilution to existing stockholders, including those purchasing shares of Common Stock in this offering. The Company may encounter increased competition for acquisitions in the future, which could result in acquisition prices that the Company does not consider acceptable. An increase in acquisition prices could adversely affect the Company's acquisition strategy. There can be no assurance that the Company will be able to identify suitable acquisition candidates at acceptable prices or succeed in integrating any acquired business into the Company's existing business or in retaining key customers of acquired businesses. There also can be no assurance that the Company will have or be able to obtain sufficient capital to execute its acquisition strategy. See "Use of Proceeds" and "Business--Business Strategy."

FLUCTUATIONS IN OPERATING RESULTS

     The Company may experience significant fluctuations in future annual and quarterly operating results because of a number of factors including, among other things, the size and timing of customer orders, new product introductions by suppliers and the market acceptance thereof, delays in product shipments or other quality control difficulties, the ability of the Company to integrate any acquired businesses, product returns, seasonality in storage system product purchases, trends in the Open Systems storage industry in general, the geographic and industry specific markets in which the Company is presently active, or may be in the future, and the opening of new sales offices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

BROAD DISCRETION IN APPLICATION OF PROCEEDS

     The Company has not designated any specific use for approximately $10.6 million of the net proceeds to the Company from the sale of Common Stock described in this Prospectus (assuming an initial public offering price of $10.00 per share). The Company intends to use these net proceeds to fund its growth and expansion, to increase the Company's working capital and for general corporate purposes which the management of the Company will determine from time to time. Accordingly, the Board of Directors and management of the Company will have significant flexibility in applying such remaining proceeds of this offering. The failure of the Company's management to use such funds effectively could have a material adverse effect on the Company's business, operating results or financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PRIOR S CORPORATION STATUS AND DISTRIBUTION TO CURRENT STOCKHOLDERS

     The Company historically has been treated as an S corporation for federal and state income tax purposes. Unlike a C corporation, an S corporation is generally not subject to income tax at the corporate level; instead, the S corporation's income is taxed on the personal income tax returns of its stockholders. The Company's status as an S corporation will terminate upon the closing of this offering. If S corporation status were denied for any periods prior to this termination by reason of a failure to satisfy the S corporation election or eligibility requirements of the Internal Revenue Code, as amended (the "Code"), the Company would be subject to tax on its income as if it were a C corporation for those periods.


     In connection with the termination of the Company's S corporation status, the Company intends to make a distribution to the current stockholders of all previously taxed, but undistributed, S corporation earnings of the Company. As of September 30, 1998, this amount was approximately $8.9 million. The Company will adjust the actual amount of the distribution to reflect the taxable income and any stockholder distributions from October 1, 1998 through the termination of the S corporation status upon the closing of this offering. Purchasers of Common Stock in this offering will not receive any of this distribution. See "Use of Proceeds," "Termination of S Corporation Status and Put Option and Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 of the Notes to the Company's Financial Statements.



YEAR 2000 COMPLIANCE



     In connection with the approach of the Year 2000, industry experts have predicted a variety of adverse consequences, including catastrophic system failures, that may result from organizations' computer systems having been programmed to record and process year dates by two, rather than four, digits. Although the Company believes that its new computer system will not experience any Year 2000 problems, there can be no such assurance. Further, the Company cannot predict whether its suppliers, customers and other organizations with whom the Company conducts business will in a timely fashion bring their computer systems or product offerings into Year 2000 compliance. If the Company's suppliers or customers fail to complete any required Year 2000 remediation of their computer systems or product offerings, the Company could suffer delays in product delivery or in processing of payments owed to the Company. In addition, if any products or subassemblies sold by the Company to its customers were to fail, the Company could be liable to its customers for damages and costs to the extent that the Company's suppliers do not cover such liability. Any such Year 2000 failures could have a material adverse effect on the Company's business, operating results or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Disclosure."


WARRANTY EXPOSURE

     Products offered by the Company may contain defects in hardware, software or workmanship that remain undetected or that may not become apparent until after commercial shipment. Any loss or delay in customer or market acceptance attributable to such defects or any material replacement or repair expenses due to any such defects could have a material adverse effect on the Company's business, operating results or financial condition.

     As a solutions provider, the Company supports and administers the pass-through of its suppliers' own standard warranties which run from one to five years. The Company contracts with a number of its suppliers and other independent service organizations to provide on-site maintenance and repair services. If a supplier were to fail to meet its warranty obligations to the Company, the Company might be liable to its customers. There can be no assurance that suppliers will be willing or able to honor their warranties, that the Company may not incur its own warranty costs or that the Company's repair and maintenance subcontractors will perform their services in a timely and proper manner. See "Business--Technical Services."

RESTRICTIONS ON DIVIDENDS

     Other than the planned S Corporation distribution, the Company does not anticipate paying any dividends in the foreseeable future. In addition, the Company's credit agreement with Norwest Bank Minnesota, N.A. (the "Credit Agreement") prohibits the Company from paying dividends to its stockholders. Accordingly, investors who have a need for current income should not purchase the shares offered hereby.

DILUTION

     Purchasers of the Common Stock offered hereby will incur an immediate and substantial dilution of $7.54 per share, or 75.4%, in the net tangible book value per share of Common Stock from the assumed initial public offering price of $10.00 per share. If the Company issues additional shares of capital stock for any reason, purchasers of the shares offered hereby may incur additional dilution. See "Dilution."

CONTROL BY CURRENT STOCKHOLDERS

     Immediately following this offering, the current stockholders of the Company will beneficially own approximately 73.2% of the outstanding Common Stock (approximately 70.4% if the Underwriters' over-allotment option is exercised in full). As a result, the ten current stockholders will continue to be able to elect the entire Board of Directors and to control the outcome of all other matters requiring stockholder approval. Such voting concentration may have the effect of delaying or preventing a change in management or control of the Company. See "Principal Stockholders."

ABSENCE OF PRIOR PUBLIC MARKET FOR THE COMMON STOCK; POTENTIAL VOLATILITY OF TRADING PRICE

     Prior to this offering, there has been no public market for the Common Stock. Although the Company's Common Stock has been approved upon notice of issuance for quotation and trading on the Nasdaq National Market, there can be no assurance that an active public market will develop or that the initial public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to this offering. The initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives. See "Underwriting."

     The market price of the Common Stock may be volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technical innovations, new products or services by the Company, its suppliers or its competitors, changes in estimates by securities analysts of the Company's future financial performance, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations which, in no relationship to operating performance, have adversely affected the market prices of securities of some companies.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock after this offering could adversely affect the market price of the Common Stock. Although only the 2,600,000 shares (2,990,000 shares if the Underwriters' over-allotment option is exercised in full) being sold in this offering will be available for sale in the public market immediately after the offering, the 7,100,000 shares of Common Stock owned by the current stockholders will be eligible for sale in the public market beginning 180 days after the date of this Prospectus, subject to the volume and manner of sale limitations imposed by Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Rule 144 generally provides that beneficial owners of Common Stock who have held such Common Stock for one year may sell within a three-month period a number of shares not exceeding the greater of 1% of the total outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Future sales of restricted Common Stock under Rule 144 could negatively impact the market price of the Common Stock. Pursuant to the terms of the underwriting agreement between the Company and the Representatives of the Underwriters, Common Stock owned by the current stockholders, as well as option holders, may not be sold for 180 days from the date of this Prospectus, but Needham & Company, Inc. may waive this requirement. See "Shares Eligible for Future Sale."

UNDESIGNATED SHARES; CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Amended and Restated Articles of Incorporation authorize the issuance of 50 million undesignated shares. The Company's Board of Directors has the authority to issue any or all of the undesignated shares, including the authority to establish the rights, preferences and classes of the undesignated shares, without stockholder approval. In addition, the Company is subject to certain anti-takeover provisions of the Minnesota Business Corporation Act. These provisions may, in certain circumstances, deter or discourage takeover attempts and other changes in control of the Company not approved by the Board of Directors. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 2,600,000 shares of Common Stock offered by the Company hereby at an assumed initial offering price of $10.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses, are estimated to be approximately $23.7 million ($27.3 million if the Underwriters' over-allotment option is exercised in full). In addition to the purposes set forth below, this offering is intended to provide a public market for Datalink's Common Stock and to facilitate future access to the public capital markets. The Company anticipates that it will use the net proceeds approximately as follows:

APPLICATION OF NET PROCEEDS                                        AMOUNT
---------------------------                                        ------
Distribution of S corporation earnings to the current
  stockholders..............................................    $ 8.9 million
Repayment of certain indebtedness...........................      4.2 million
Growth and expansion, working capital and general corporate
  purposes..................................................     10.6 million
                                                                -------------
Total.......................................................    $23.7 million
                                                                =============

     The Company plans to use a portion of the net proceeds of this offering to fund the final S corporation distribution to the current stockholders. This distribution will constitute all of the previously taxed, but undistributed, S corporation earnings. As of September 30, 1998, such earnings were approximately $8.9 million. See "Termination of S Corporation Status and Put Option and Dividend Policy." See Note 3 of the Notes to the Company's Financial Statements.

     The Company also intends to use a portion of the net proceeds of this offering to repay all borrowings under the Credit Agreement. As of September 30, 1998, the balance under the Credit Agreement was $4.2 million. The Company will have up to $10.0 million available under the Credit Agreement following the offering subject to limitations based on percentages of eligible accounts receivable and inventories. Upon the closing of this offering, the borrowings under the Credit Agreement will bear interest at the bank's reference rate; however, the Company may periodically borrow funds under the Credit Agreement at LIBOR plus 1.95%. The Credit Agreement terminates on May 31, 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 5 of the Notes to the Company's Financial Statements.

     Approximately $10.6 million of the net proceeds of this offering will be used to fund the Company's growth and expansion plans and for working capital and general corporate purposes. As part of its growth and expansion plans, the Company intends to pursue strategic acquisitions that either expand or complement its business. See "Business--Business Strategy."

     Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

     TERMINATION OF S CORPORATION STATUS AND PUT OPTION AND DIVIDEND POLICY

     In January 1988, the Company elected to be treated as an S corporation and since then has been, and through the closing date of the offering will be, subject to taxation under Subchapter S of the Code and comparable state tax regulations. As a result, the Company's earnings have been taxed for federal and state income tax purposes directly to the stockholders rather than to the Company. Upon conversion from S corporation to C corporation status, the Company will become subject to federal and state corporate income taxes.

     In connection with the termination of the Company's S corporation status upon the closing of this offering, the Company will make a distribution to the current stockholders of all previously taxed, but undistributed, S corporation earnings of the Company. As of September 30, 1998, such earnings were approximately $8.9 million. The actual amount of the distribution will be adjusted to reflect the taxable income and any stockholder distributions from October 1, 1998 through the termination of the S corporation status. Following the termination of its S corporation status, the Company will record a net deferred tax asset on its balance sheet which will ultimately increase retained earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and Note 3 of the Notes to the Company's Financial Statements.

     The Company is obligated to redeem shares of the Company's Common Stock held by its current stockholders upon the occurrence of certain events. Because the Company's Common Stock is subject to these put options, the accreted value of the Common Stock has been excluded from stockholders' equity. These put options will be terminated contemporaneously with the closing of this offering. See "Selected Historical and Pro Forma Financial Data," "Capitalization" and Notes 3 and 9 of the Notes to the Company's Financial Statements.

     The Company currently intends to retain any net income for use in its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future other than in connection with the termination of the Company's S corporation status. Any future declaration and payment of dividends will be subject to the discretion of the Company's Board of Directors, will be subject to applicable law and will depend upon the Company's results of operations, earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. In addition, the Credit Agreement prohibits the Company from paying dividends to C corporation stockholders.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1998, on an actual basis, on a pro forma basis to give effect to the termination of the put options on the Company's Common Stock, on a pro forma basis to give effect to the termination of the Company's S corporation status and on a pro forma basis as adjusted to give effect to the sale of the 2,600,000 shares of Common Stock offered by the Company hereby based upon an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto appearing elsewhere in this Prospectus.



                                                                AS OF SEPTEMBER 30, 1998
                                                 -------------------------------------------------------
                                                                             PRO FORMA
                                                            --------------------------------------------
                                                            TERMINATION    TERMINATION OF
                                                              OF PUT       S CORPORATION         AS
                                                 ACTUAL     OPTIONS(2)       STATUS(3)       ADJUSTED(4)
                                                 ------     -----------    --------------    -----------
                                                                     (IN THOUSANDS)
Long-term debt................................   $    30      $    30          $   30          $    30
Common Stock, subject to put option, $0.001
  par value; 50,000,000 shares authorized;
  7,100,000 shares issued and outstanding.....    17,568           --              --               --
Stockholders' equity (deficiency):
  Common Stock, $0.001 par value; 50,000,000
     shares authorized; 7,100,000 shares
     issued and outstanding actual and
     9,700,000 shares issued and outstanding
     as adjusted(1)...........................        --            7               7               10
  Additional paid-in capital..................        --           --              --           23,677
  Retained earnings (accumulated deficit).....    (6,696)      10,865           2,150            2,150
                                                 -------      -------          ------          -------
  Total stockholders' equity (deficiency).....    (6,696)      10,872           2,157           25,837
                                                 -------      -------          ------          -------
Total capitalization..........................   $10,902      $10,902          $2,187          $25,867
                                                 =======      =======          ======          =======


------------

(1) Excludes (i) 950,000 shares of Common Stock reserved for issuance under the Company's Incentive Compensation Plan, including 558,625 shares of Common Stock reserved for issuance upon the exercise of options to be granted under the Incentive Compensation Plan, (ii) 250,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and
    (iii) 390,000 shares of Common Stock which may be purchased by the Underwriters from the Company to cover over-allotments, if any. See "Management--Stock Incentive Plans" and "Underwriting."



(2) Adjusted to give pro forma effect to the reclassification of the Company's Common Stock subject to put options into stockholders' equity, reflecting termination of these put options upon the closing of this offering. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Notes 3 and 9 of the Notes to the Company's Financial Statements.



(3) Adjusted to give pro forma effect to (i) the pro forma adjustment described in (2) above, (ii) a final S corporation distribution to the current stockholders, representing all previously taxed, but undistributed, S corporation earnings, estimated at $8.9 million had the termination occurred on September 30, 1998, (iii) a net deferred tax asset which will be recorded by the Company as a result of the termination of its S corporation status, estimated at $157,000 had such termination occurred on September 30, 1998. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Notes 2 and 3 of Notes to the Company's Financial Statements.


(4) Adjusted to give pro forma effect to (3) above and the sale by the Company of 2,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds," and Notes 2 and 3 of the Notes to the Company's Financial Statements.

                                    DILUTION


     The net tangible book value (deficit) of the Company as of September 30, 1998 was $(10.5) million, or $(1.48) per share. Net tangible book value (deficit) per share is equal to the Company's total tangible assets less total liabilities and the Company's Common Stock subject to put option, divided by the total number of shares of Common Stock outstanding. After giving effect to (i) the termination of the put option on the Company's Common Stock, (ii) the final S corporation distribution to the current stockholders, estimated at $8.9 million had the termination occurred on September 30, 1998, (iii) the net deferred tax asset which will be recorded by the Company as a result of the termination of its S corporation status, estimated at $157,000 million had such termination occurred on September 30, 1998 and (iv) the sale by the Company of 2,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, the adjusted net tangible book value of the Company as of September 30, 1998 would have been $23.8 million, or $2.46 per share. This represents an immediate increase in net tangible book value of $3.94 per share to the existing stockholders and an immediate dilution in net tangible book value of $7.54 per share to investors purchasing shares of Common Stock in this offering. The following table illustrates the per share dilution:


Initial public offering price per share.....................              $10.00
  Net tangible book value (deficit) per share at September
     30, 1998...............................................    $(1.48)
  Increase attributable to termination of put option on
     Common Stock...........................................      2.47
  Decrease attributable to the final S corporation
     distribution, net of increase attributable to deferred
     tax asset recognition..................................     (1.23)
  Increase in net tangible book value per share attributable
     to new investors.......................................      2.70
Net tangible book value per share after the offering........                2.46
                                                                          ------
Dilution per share to new investors.........................              $ 7.54
                                                                          ======

     The following table summarizes as of September 30, 1998, the number of shares purchased from the Company, the total consideration paid to the Company and the average price per share paid by the Company's existing stockholders and by the new investors after the sale of 2,600,000 shares of Common Stock by the Company at an assumed initial public offering price of $10.00 per share:

                                               SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                             --------------------    ----------------------      PRICE
                                              NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                              ------      -------      ------       -------    ---------
Existing stockholders....................    7,100,000      73.2%    $ 2,000,100       7.1%     $  .28
New investors............................    2,600,000      26.8      26,000,000      92.9       10.00
                                             ---------     -----     -----------     -----      ------
     Total...............................    9,700,000     100.0%    $28,000,100     100.0%     $ 2.89
                                             =========     =====     ===========     =====      ======


     The foregoing calculations do not give effect to (i) 950,000 shares of Common Stock reserved for issuance under the Company's Incentive Compensation Plan, including 558,625 shares of Common Stock reserved for issuance upon the exercise of options to be granted under the Incentive Compensation Plan, (ii) 250,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and (iii) 390,000 shares of Common Stock which may be purchased by the Underwriters from the Company to cover over-allotments, if any. See "Management Stock Incentive Plans" and "Underwriting."

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth certain selected historical financial data of Datalink as of and for each of the five years in the period ended December 31, 1997 and as of September 30, 1998 and for each of the nine month periods ended September 30, 1997 and 1998. The selected historical financial data as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 have been derived from the historical financial statements of Datalink, audited by PricewaterhouseCoopers LLP, independent accountants, and included elsewhere in this Prospectus. The selected historical financial data as of December 31, 1995 has been derived from the historical financial statements of Datalink, audited by PricewaterhouseCoopers LLP. The selected historical financial data as of December 31, 1993 and 1994 and for each of the two years in the period ended December 31, 1994 have been derived from the historical financial statements of Datalink, audited by Hansen, Jergenson, Nergaard & Co., L.L.P. The selected historical financial data as of September 30, 1998 and for the nine-month periods ended September 30, 1997 and 1998 have been derived from unaudited financial statements of the Company which have been prepared on the same basis as the audited financial statements and, in the opinion of the Company, reflect all adjustments necessary (consisting only of normal recurring adjustments) for the fair presentation of the Company's financial position and results of operations for such periods. Results for interim periods are not necessarily representative of the results to be expected for a full year, and historical results are not necessarily indicative of the results of operations to be expected in the future. The information contained in the following table should also be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this Prospectus.


                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                              YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                  -----------------------------------------------   -----------------
                                                   1993      1994      1995      1996      1997      1997      1998
                                                   ----      ----      ----      ----      ----      ----      ----
                                                                                                       (UNAUDITED)
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.......................................  $24,146   $32,333   $38,048   $54,652   $71,255   $50,534   $60,112
Cost of sales...................................   19,405    25,907    30,356    42,872    55,719    39,687    45,129
                                                  -------   -------   -------   -------   -------   -------   -------
  Gross profit..................................    4,741     6,426     7,692    11,780    15,536    10,847    14,983
                                                  -------   -------   -------   -------   -------   -------   -------
Operating expenses:
  Sales and marketing...........................    1,495     1,891     2,487     3,607     5,191     3,746     5,082
  General and administrative....................    1,764     1,912     2,118     2,382     3,010     2,001     2,966
  Engineering...................................      269       343       467       633       926       777     1,080
  Offering costs(1).............................                                                                  709
                                                  -------   -------   -------   -------   -------   -------   -------
Total operating expenses........................    3,528     4,146     5,072     6,622     9,127     6,524     9,837
                                                  -------   -------   -------   -------   -------   -------   -------
Operating income................................    1,213     2,280     2,620     5,158     6,409     4,323     5,146
Interest expense, net...........................      192       243       306       286       333       263       221
                                                  -------   -------   -------   -------   -------   -------   -------
Income before income taxes......................                                                                4,924
Income tax expense..............................                                                                  240
                                                  -------   -------   -------   -------   -------   -------   -------
Net income(2)...................................  $ 1,021   $ 2,037   $ 2,314   $ 4,872   $ 6,076   $ 4,060   $ 4,684
                                                  =======   =======   =======   =======   =======   =======   =======
Historical net income per share, basic and
  diluted.......................................  $  0.15   $  0.30   $  0.34   $  0.71   $  0.88   $  0.59   $  0.67
                                                  =======   =======   =======   =======   =======   =======   =======
Weighted average shares outstanding, basic and
  diluted.......................................    6,900     6,900     6,900     6,900     6,900     6,900     6,957
                                                  -------   -------   -------   -------   -------   -------   -------
Pro forma income taxes(3).......................                                            2,430     1,624     1,716
                                                                                          -------   -------   -------
Pro forma net income............................                                          $ 3,646   $ 2,436   $ 2,968
                                                                                          =======   =======   =======
Pro forma net income per share, basic and
  diluted(4)....................................                                          $  0.46   $  0.31   $  0.38
                                                                                          =======   =======   =======
Shares used in computing pro forma net income
  per share(4)..................................                                            7,854     7,854     7,911

                                                                                AS OF SEPTEMBER 30, 1998
                                                                                      (UNAUDITED)
                                                                              ----------------------------
                                                                                              PRO FORMA
                                                                                            --------------
                                           AS OF DECEMBER 31,
                             ----------------------------------------------                 TERMINATION OF
                              1993     1994      1995      1996      1997       ACTUAL      PUT OPTIONS(5)
                              ----     ----      ----      ----      ----       ------      --------------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash.......................  $  142   $   294   $   111   $   222   $ 1,163     $ 1,343        $ 1,343
Working capital............   1,605     2,424     3,003     5,330     6,761       4,872          4,872
Total assets...............   6,028     9,314     8,689    15,355    18,705      27,595         27,595
Common stock subject to
  put option...............   1,698     3,425     5,351     9,339    13,874      17,568             --
Stockholders' equity
  (deficiency).............    (483)   (1,331)   (2,286)   (3,296)   (5,744)     (6,696)        10,872

                               AS OF SEPTEMBER 30, 1998
                                     (UNAUDITED)
                             ----------------------------
                                      PRO FORMA
                             ----------------------------
                             TERMINATION OF
                             S CORPORATION        AS
                               STATUS(6)      ADJUSTED(7)
                             --------------   -----------
                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash.......................     $ 1,343         $11,928
Working capital............      (3,841)         19,839
Total assets...............      27,754          38,339
Common stock subject to
  put option...............          --              --
Stockholders' equity
  (deficiency).............       2,157          25,837


------------


(1) Represents legal, accounting and other costs associated with the Company's initial public offering, which was postponed in August 1998 due to market conditions.



(2) For the periods presented, the Company was an S corporation and, accordingly, was not subject to federal and state income taxes. Until its merger into Datalink in January 1999, DCSI was a C corporation. Accordingly, a provision for income taxes resulting from the operations of DCSI from the date of the acquisition, July 15, 1998, through September 30, 1998 is included in the financial data for the nine-month period ended September 30, 1998.



(3) Pro forma income taxes have been computed as if the Company was subject to federal and state income taxes for the periods presented, based on the tax laws in effect during those periods. See Notes 2 and 3 of the Notes to the Company's Financial Statements.



(4) Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the period, after giving effect to the estimated number of shares that would be required to be sold at the initial public offering price (after deducting the underwriting discounts) to fund a distribution to the current stockholders of all previously taxed, but undistributed, S Corporation earnings, estimated at $8.9 million had the termination occurred on September 30, 1998. The Company does not have any common stock equivalents. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Note 3 of the Notes to the Company's Financial Statements.



(5) Adjusted to give pro forma effect to the reclassification of the Company's Common Stock subject to put option into stockholders' equity, reflecting termination of these put options upon the closing of this offering. See "Termination of S Corporation Status and Put Option and Dividend Policy" and
    Note 9 of the Notes to the Company's Financial Statements.



(6) Adjusted to give pro forma effect to (i) the pro forma adjustment described in (5) above, (ii) a final S corporation distribution payable to the current stockholders, representing all previously taxed, but undistributed, S corporation earnings, estimated at $8.9 million had the termination occurred on September 30, 1998 and (iii) a net deferred tax asset which will be recorded by the Company as a result of the termination of its S corporation status, estimated at $157,000 had such termination occurred on September 30, 1998. See "Termination of S Corporation Status and Put Option and Dividend Policy" and Note 3 of the Notes to the Company's Financial Statements.



(7) Adjusted to give effect to (i) the pro forma adjustments described in (6) above and (ii) the sale by the Company of 2,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Financial Statements, including the Notes thereto, and the other information included herein. The following information also includes forward-looking statements, the realization of which may be impacted by certain important factors discussed under "Risk Factors."

OVERVIEW


     Datalink analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems storage solutions using products and subassemblies manufactured by various suppliers in order to meet its customers' requirements. The Company has developed engineering, sales and support capabilities to become an expert in applying the best available storage technologies manufactured by the leading data storage hardware and software companies to solve its customers' growing data storage needs. These technologies include hard disk, RAID, magnetic tape, CD-ROM, storage area network, network attached storage and optical products. The Company also incorporates storage management software technologies, including backup and recovery, disaster recovery, HSM, archive, management and configuration, high availability and media management products, to meet the specific needs of its customers. The Company's net sales and net income have grown at a compound annual rate of 31% and 56%, respectively, over the five year period ended December 31, 1997.


     The Company was founded in 1963 as Stan Clothier Co., Inc. and operated as a manufacturer's representative for technology products and components. In 1987, the Company was renamed Datalink Corporation to reflect the Company's transition to a distributor of data storage products. Beginning with the hiring of Greg R. Meland in 1991, the current management team recognized that rapid and complex changes in data storage technology would lead businesses and organizations increasingly to seek external expertise to address their data storage needs. Accordingly, the Company made the strategic decision to focus on providing its customers with complete data storage solutions encompassing the best technology available. By developing engineering expertise and high quality customer service and support, Datalink became a leader in providing data storage solutions.


     Datalink's customers include end-users, VARs and OEMs. The Company works closely with end-users and VARs to assess their informational storage and retrieval requirements and to design, integrate, install and support information storage solutions incorporating the best hardware and software products on the market. For OEM customers, the Company's team of design and application engineers custom design storage subsystems, which are integrated into the OEM's own products. In general, the Company realizes higher gross margins on net sales to end-users and OEMs based on the high value-added nature of such sales.


     The Company realizes substantial repeat business from its existing customers. During 1997, 1996 and 1995, sales to existing customers represented 79.9%, 77.7% and 82.6%, respectively, of net sales. Management believes that this repeat business is attributable to the Company's high level of technical expertise and customer service and support.


     Datalink sells its products through its direct sales force located in Minneapolis and 18 field offices. The Company has continued to grow its sales force through acquisitions and opening new sales office locations in anticipation of increased demand for the Company's products and services. The Company selects new sales office locations based upon perceived demand for the Company's products and services. Datalink has experienced, and expects to continue to experience, an increase in sales and marketing expenses disproportionate to the increase of net sales in connection with the opening of new sales offices. This is due primarily to the lead time, six months or longer, generally associated with generating business in the new territory.



     As part of its business strategy, in July 1998, the Company acquired DCSI, a Marietta, Georgia-based firm engaged in the analysis, custom design, integration and support of high-end Open Systems data solutions principally for end users in the southeastern United States. DCSI's net sales for 1997 were $11.8 million.

     As an independent storage solutions provider, Datalink updates its product offerings to incorporate advancements by its suppliers of hardware and software technology. Although the Company often has advance knowledge of forthcoming product releases because of its close working relationship with its suppliers, the impact of these advancements on the Company's results of operations are often difficult to predict. The Company's customers may delay purchases upon learning of actual or rumored new product introductions. In addition, changes in technology may significantly affect the pricing or profitability of products.


RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain selected financial data expressed as a percentage of net sales.


                                                                                           NINE MONTHS
                                                                                              ENDED
                                                                                          SEPTEMBER 30,
                                                   YEARS ENDED DECEMBER 31,                (UNAUDITED)
                                                 -----------------------------         -------------------
                                                 1995        1996        1997          1997          1998
                                                 ----        ----        ----          ----          ----
Net sales....................................    100.0%      100.0%      100.0%        100.0%        100.0%
Cost of sales................................     79.8        78.4        78.2          78.5          75.1
                                                 -----       -----       -----         -----         -----
  Gross profit...............................     20.2        21.6        21.8          21.5          24.9
                                                 -----       -----       -----         -----         -----
Operating expenses:
  Sales and marketing........................      6.5         6.6         7.3           7.4           8.4
  General and administrative.................      5.6         4.4         4.2           4.0           4.9
  Engineering................................      1.2         1.2         1.3           1.5           1.8
  Offering costs.............................                                                          1.2
                                                 -----       -----       -----         -----         -----
     Total operating expenses................     13.3        12.2        12.8          12.9          16.3
                                                 -----       -----       -----         -----         -----
Operating income.............................      6.9%        9.4%        9.0%          8.6%          8.6%
                                                 =====       =====       =====         =====         =====


COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

     Net Sales. Net sales include sales of products and software integrated for end-user and VAR customers, products assembled by the Company for OEM customers and revenues from billable installation, repair and maintenance services. Datalink recognizes product revenues as its products are shipped or following customer acceptance for products under evaluation. Net sales increased $9.6 million or 19.0% to $60.1 million for the nine months ended September 30, 1998, from $50.5 million for the comparable period in 1997. Of the increase, $4.1 million was attributable to DCSI, which Datalink acquired in July 1998. The balance of the increase primarily resulted from an increase in volume, principally attributable to increases in sales of products to end-user customers and revenues from maintenance contracts, partially offset by decreases in sales to VAR and OEM customers.

     Gross Profit. Cost of sales consists primarily of the cost of subassemblies purchased from suppliers. Gross profit as a percentage of net sales increased to 24.9% for the nine months ended September 30, 1998, from 21.5% for the comparable period in 1997. This increase was principally attributable to the Company's increasing proportion of sales of large storage systems to end-user customers which typically generate higher margins than sales to VAR and OEM customers.


     Sales and Marketing. Sales and marketing expenses include wages and commissions paid to the Company's sales and marketing personnel, travel and entertainment costs and advertising, promotion and trade show expenses. Sales and marketing expenses increased $1.3 million or 35.6% to $5.1 million, or 8.4% of net sales, for the nine months ended September 30, 1998, from $3.7 million, or 7.4% of net sales, for the comparable period in 1997. This increase was primarily attributable to additional sales commission associated with sales growth, the hiring of two new marketing personnel, increased advertising costs as well as $396,000 of incremental costs related to the operations of DCSI.


     General and Administrative. General and administrative expenses include wages for administrative personnel, profit sharing contributions, professional fees, communication expenses and rent and related facility expenses. General and administrative expenses increased $965,000 or 48.2% to $3.0 million, or 4.9% of net sales, for the nine months ended September 30, 1998, as compared to $2.0 million, or 4.0% of net sales, for the comparable period in 1997. Of the increase, $266,000 is attributable to DCSI's operations acquired in July 1998, $122,000 is attributable to amortization of identifiable intangible assets and goodwill related to the Company's acquisition of DCSI, and the remaining increase was principally due to an increase in administrative personnel employed by the Company as well as an increase in certain salaries.



     Offering Costs. The Company incurred approximately $709,000 of expenses in 1998 in conjunction with the Company's attempt to complete its contemplated initial public offering in the third quarter of 1998. The offering was delayed by market conditions. Accordingly, these previously deferred costs were expensed in the third quarter when a determination was made that the offering would be substantially delayed.


     Engineering. Engineering expenses include employee wages, travel and training expenses for the Company's professional engineers and technicians and professional fees to obtain various independent laboratory certifications of storage subsystems designed by the Company for OEM customers. Engineering expenses increased $303,000 or 39.0% to $1.1 million, or 1.8% of net sales, for the nine months ended September 30, 1998, from $777,000, or 1.5% of net sales, for the comparable period in 1997. This increase was primarily attributable to the addition of new engineering personnel and increased travel expenses.


     Operating Income. Operating income increased $823,000 or 19.0% to $5.1 million, or 8.6% of net sales, for the nine months ended September 30, 1998, from $4.3 million, or 8.6% of net sales, for the comparable period in 1997. The decrease as a percentage of net sales was principally attributable to the expenses related to the delayed offering and certain incremental expenses related to the acquisition of DCSI and its operations.



     Income Taxes. Until its merger into Datalink in January 1999, DCSI was a C corporation and accordingly its income was subject to U.S. and state income taxes. For the nine-month period ended September 30, 1998, the Company has provided for income tax expense related to DCSI's income for the period July 15, 1998 through September 30, 1998. The Company's S corporation status will be terminated upon completion of this offering and the Company's income will be subject to income taxes.



     Net Income. Net income increased to $4,684,332 or 7.8% of net sales for the nine months ended September 30, 1998 from $4,060,043 or 8.0% of net sales for the comparable period of 1997. The increase in net income is the result of the increase in revenues and changes in expenses described above. The decrease in net income as a percentage of net sales is primarily due to the income tax expense associated with DCSI operations and amortization of identifiable intangible assets and goodwill related to the Company's acquisition of DCSI.


COMPARISON OF YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     Net Sales. Net sales increased 30.4% to $71.3 million in 1997 and increased 43.6% to $54.7 million in 1996. Net sales were $38.0 million in 1995. These increases were principally attributable to an increase in sales of large RAID and tape backup storage systems to end-user customers.

     Gross Profit. Gross profit as a percentage of net sales increased to 21.8% in 1997 from 21.6% in 1996 and 20.2% in 1995. These increases were primarily due to the Company's increasing sales of large storage systems to end-user customers.

     Sales and Marketing. Sales and marketing expenses increased 43.9% to $5.2 million in 1997 and increased 45.0% to $3.6 million in 1996. Sales and marketing expenses were $2.5 million in 1995. As a percentage of net sales, sales and marketing expenses were 7.3% in 1997, 6.6% in 1996 and 6.5% in 1995. The increases as a percentage of net sales over these years were principally attributable to an increase in commissions paid to the Company's sales representatives on large storage system sales to end-user customers and to the hiring of new sales representatives in anticipation of future growth.

     General and Administrative. General and administrative expenses increased 26.4% to $3.0 million in 1997 compared to 1996 and increased 12.5% to $2.4 million in 1996 compared to $2.1 million in 1995. As a percentage of net sales, general and administrative expenses were 4.2% in 1997, 4.4% in 1996 and 5.6% in 1995. The dollar increase in general and administrative expenses was primarily attributable to increases in administrative personnel and related expenses. The decrease as a percentage of net sales over such periods was principally attributable to the significant increase in net sales over these periods.

     Engineering. Engineering expenses increased 46.4% to $926,000 in 1997 as compared to 1996 and increased 35.6% to $633,000 in 1996 as compared to $466,000 in 1995. Engineering expenses as a percentage of net sales were 1.3% in 1997 and 1.2% in both 1996 and 1995. The dollar increase over these years was primarily attributable to the addition of new engineering personnel and increased travel expenses.

     Operating Income. Operating income increased 24.2% to $6.4 million in 1997 as compared to 1996 and 96.8% to $5.2 million in 1996 as compared to $2.6 million in 1995. As a percentage of net sales, operating income was 9.0% in 1997, 9.4% in 1996 and 6.9% in 1995. The decrease in operating income as a percentage of net sales in 1997 was principally attributable to the investment in sales and marketing expenses in anticipation of future sales growth. The increase in operating income as a percentage of net sales in 1996 was principally attributable to the significant increase in net sales.

QUARTERLY RESULTS AND SEASONALITY


     The following table sets forth certain unaudited quarterly financial data of the Company for each quarter of 1996 and 1997 and the first three quarters of 1998. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.


                                                                   QUARTER ENDED
                          ------------------------------------------------------------------------------------------------
                                            1996                                        1997                        1998
                          -----------------------------------------   -----------------------------------------   --------
                          MAR. 31    JUN. 30    SEP. 30    DEC. 31    MAR. 31    JUN. 30    SEP. 30    DEC. 31    MAR. 31
                          -------    -------    -------    -------    -------    -------    -------    -------    -------
                                                                   (IN THOUSANDS)
Net sales...............  $10,842    $12,686    $13,871    $17,253    $15,266    $15,999    $19,269    $20,721    $16,599
Gross profit............    2,190      2,784      3,033      3,773      3,260      3,543      4,044      4,689      3,876
Operating income........      834      1,351      1,141      1,832      1,077      1,660      1,586      2,085      1,173
Net income..............      771      1,271      1,075      1,755      1,004      1,567      1,489      2,016      1,118
Pro forma net
  income(1).............      457        753        638        985        602        940        890      1,214        682

                             QUARTER ENDED
                          -------------------
                                 1998
                          -------------------
                          JUN. 30    SEP. 30
                          -------    -------
Net sales...............  $20,028    $23,485
Gross profit............    5,107      6,000
Operating income........    2,351      1,622
Net income..............    2,301      1,265
Pro forma net
  income(1).............    1,404        882


------------
(1) Pro forma net income has been computed as if the Company was a C corporation and had been subject to federal and state income taxes during all of the periods presented. See Notes 2 and 3 of the Notes to the Company's Financial Statements.

     The Company has experienced and expects to continue to experience quarterly variations in its net sales as a result of a number of factors including, among other things, the length of the sales cycle with end-user customers for large storage system evaluations and purchases, the significant lead time in designing storage subsystems for OEM customers, new product introductions by suppliers and the market acceptance thereof, delays in product shipments or other quality control difficulties, the ability of Datalink to integrate any acquired businesses, product returns, trends in the Open Systems storage industry in general, the geographic and industry specific market in which Datalink is presently active, or may be in the future, and the opening of new field sales offices. Net sales also tend to be lower in the summer months and higher in the quarter ending December 31 reflecting the timing of purchase decisions by the Company's customers.

LIQUIDITY AND CAPITAL RESOURCES


     The Company has historically financed its operations and capital requirements through cash flows generated from operations and supplemental bank borrowings. Working capital was $4.9 million, $6.8 million and $5.3 million at September 30, 1998 and December 31, 1997 and 1996, respectively. The increase at December 31, 1997 was primarily attributable to an increase in cash and net accounts receivable offset by a decrease in inventories and an increase in borrowings under the Credit Agreement. The decrease at September 30, 1998 was primarily attributable to an increase in trade payables and borrowings under the Credit Agreement offset by an increase in cash, net accounts receivable and inventories.



     Cash provided by operating activities was $8.4 million for the nine months ended September 30, 1998. Cash used in investing activities was $3.8 million for the nine months ended September 30, 1998 resulting primarily from the Company's acquisition of DCSI and expenditures for purchases of new accounting software and computer equipment. Cash used in financing activities was $4.4 million for the nine months ended September 30, 1998 resulting primarily from the payment of $3.9 million of S corporation dividends, an increase in book cash overdrafts of $185,000 and a net decrease in borrowings under the Credit Agreement of approximately $336,000.



     Cash provided by operating activities for 1997, 1996 and 1995 was $4.6 million, $2.5 million and $2.3 million, respectively, reflecting the Company's increasing sales and net income. Cash used in investing activities during 1997, 1996 and 1995 was $766,000, $337,000 and $286,000, respectively. These uses reflected expenditures for computer and office equipment and improvements to support increasing sales volumes, including the opening of new field sales offices. Cash used in financing activities in 1997, 1996 and 1995 was $2.8 million, $2.0 million and $2.2 million, respectively. These uses of cash relate primarily to net repayments of borrowings under the Credit Agreement and to dividends paid to the stockholders. These dividends totaled $4.0 million, $1.9 million and $1.3 million in 1997, 1996 and 1995, respectively, and were distributed to the stockholders primarily to provide liquidity to pay their income tax liabilities resulting from the Company's S corporation taxable income.


     At September 30, 1998, the Company's borrowings consisted of $4.2 million owed under the Credit Agreement. The Credit Agreement permits the Company to borrow up to $10.0 million on a revolving basis with borrowings limited by eligible accounts receivable and inventories. Upon the closing of this offering, the borrowings under the Credit Agreement will bear interest at the bank's reference rate; however, the Company may periodically borrow funds under the Credit Agreement at LIBOR plus 1.95%. The Credit Agreement terminates on May 31, 2000. Borrowings under the Credit Agreement are collateralized by the Company's cash, accounts receivable, intangibles, inventories and equipment. The Company intends to use a portion of the net proceeds of this offering to repay all borrowings under the Credit Agreement.

     The Company plans to use a portion of the net proceeds of this offering to fund the final S corporation distribution to the current stockholders. This distribution will constitute all of the previously taxed, but undistributed, S corporation earnings. As of September 30, 1998, such earnings were approximately $8.9 million. The actual amount of the distribution will be adjusted to reflect the taxable income and any stockholder distributions from October 1, 1998 through the termination of the S corporation status upon the closing of this offering.

     In July 1998, the Company acquired DCSI. Under terms of the agreement, the Company acquired all of DCSI's capital stock in exchange for $2 million of cash and 200,000 shares of the Company's Common Stock. The Company also paid an aggregate amount of $500,000 of cash to certain employees of DCSI in connection with non-competition agreements.

     The Company believes that funds generated from operations, together with the net proceeds of this offering, available credit under its Credit Agreement and trade credit from suppliers will be sufficient to finance its current operations and planned capital expenditure requirements for at least the next twelve months.

     Inflation. The Company does not believe that inflation has had a material effect on its results of operations in recent years; however, there can be no assurance that the Company's business will not be adversely affected by inflation in the future.


     Year 2000 Disclosure. Many currently installed computer systems and software products are dependent upon internal calendars coded to accept only two digit entries in the date code field. In order to distinguish 21st century dates from 20th century dates, computer systems and software products must accept four digit entries in the date code field. As a result, computer systems and software used by many companies may need to be upgraded to comply with Year 2000 requirements.



     The Company believes that all of its financial reporting and resource planning systems are Year 2000 compliant except for its property and equipment accounting software which the Company plans to replace during 1999 at a cost of less than $5,000. The Company has recently installed Master Pack as its primary financial reporting software which has been certified Year 2000 compliant by its vendor. Effective January 1, 1999, the Company transitioned all DCSI accounting and reporting to the Company's systems. The Company's other software is generally certified by the vendors to be Year 2000 compliant or is not considered critical to the Company's operations.



     The company has spent approximately $1.1 million through December 31, 1998 on Master Pack software, related hardware and consultants. The Company expects future Master Pack implementation costs, including transition of DCSI systems, to be no more than $150,000.



     Internal information systems and engineering personnel have assessed the Company's internal-use computer software and equipment. Generally, the Company believes that its internal use computer equipment is Year 2000 compliant and its internal-use software, principally its operating system, networking software, office application suite and electronic mail applications have been certified by the vendors to be Year 2000 compliant, or updates for Year 2000 readiness have been made available by the vendors for downloading over the Internet. In such instances, the Company plans to use its internal information systems and engineering personnel to complete Year 2000 readiness downloads during 1999. The Company does not expect to incur any material costs in completing these efforts.



     The Company's operations are not dependent on any form of electronic data interchange with its customers or vendors, other than the cash balance reporting system made available to the Company by its bank . The Company's bank has certified that its systems have the ability to process dates beyond the year 2000.



     The Company has completed an assessment of the Year 2000 compliance of its vendors' products. The Company has surveyed each of its major vendors and, as part of its ongoing quality efforts, has obtained a "statement of Year 2000 compliance" from virtually all of its current storage equipment and software vendors. Accordingly, the Company believes that all of its current vendors supply Year 2000 compliant products for installation at customer sites. The Company requires such a statement of compliance before installing any vendor's equipment or software at a customer site. Although the Company has no assurance from its vendors and provides no assurance to its customers about the Year 2000 readiness of products installed prior to obtaining such statements of compliance, all of the Company's standard sales agreements explicitly indicate that the Company is not the original equipment manufacturer nor the software developer/manufacturer of the equipment and software installed at customer sites. Terms of the Company's current standard sales agreements explicitly state that the Company is not responsible for the Year 2000 compliance of the equipment and software installed at customer sites.



     If any products or subassemblies sold by the Company to its customers were to fail, the Company could be liable to its customers for damages and costs to the extent that the Company's vendors do not cover such liabilities. In addition, if the Company fails to complete its Year 2000 readiness efforts for its internal use systems or if any of its customers or vendors fail to complete any required year 2000 remediation of their systems, the Company could suffer delays in product delivery or experience delays in customer payments. Any such product or system failures could have a material adverse effect on the Company's financial condition, results of operations or liquidity.

     At this time, the Company believes it is unnecessary to adopt a contingency plan covering the possibility that the Company's computer systems, or those of its vendors or customers, will not be at an adequate stage of Year 2000 readiness by the end of 1999. However, as part of its Year 2000 readiness efforts, the Company will continue to consider the need for a contingency plan based on the Company's periodic evaluation of target dates for completion of its readiness efforts.



     Recently Issued Accounting Standards. Effective with its year end 1998 financial statements, the Company will adopt Statement of Financial Accounting Standard No. 131 (SFAS No. 131), "Disclosure About Segments of an Enterprise and Related Information," which requires disclosure of segment data in a manner consistent with that used by an enterprise for internal management reporting and decision making. The Company will report its operations as a single segment under SFAS No. 131.

                                    BUSINESS

THE COMPANY

     Datalink analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems storage solutions for end-users, VARs and OEMs. Datalink has become a leading independent storage solutions provider by matching its technical expertise and quality products with comprehensive service and support to meet each customer's specific needs. The Company's storage solutions are designed to provide the optimal combination of performance, capacity, high availability, disaster recovery, multi-platform support, permanence, scalability, centralized management and cost.

INDUSTRY OVERVIEW


     The reliable access to and management of data is critical and represents a key competitive advantage to business, government, educational and nonprofit organizations. In recent years, virtually all organizations have increased their use of computers for collecting, analyzing and distributing information to improve productivity. Historically, most computing environments were controlled by expensive, host-based mainframes and minicomputers having proprietary operating systems ("Closed Systems"). In a Closed Systems computing environment, end-user applications were limited by the hardware and operating system architectures offered by the manufacturer. As the number of applications grew and the need to distribute computing power directly to users became increasingly important, organizational demand for an appropriate systems solution dictated operating architectures linking multiple application, file, database and communications servers to networked computers ("Open Systems"). The increased use of Open Systems hardware and software computing environments creates the need for flexible and comprehensive data storage solutions capable of serving multiple and evolving computer platforms. Open Systems architecture permits organizations to utilize hardware and software products from various suppliers in order to share, manage and protect mission critical information throughout the organization.


     In addition to the challenges presented by the Open Systems computing environment, computer processing power has continued to increase at a rapid rate with the ongoing introduction of new and more powerful central processing units ("CPUs"). Application software developers are taking advantage of CPU advancements by introducing powerful, easier to use, graphically oriented, memory intensive software packages. These software applications have resulted in the automation of an increasing number of mission-critical business applications, including on-line transaction processing, the Internet, intranets, pre-press, multimedia, imaging and data warehousing. This automation expands the need for on-line storage, uninterrupted access to data and fail-safe methods to backup and archive such data. Although substantial, the increase in storage device performance has lagged the increase in processing power, creating an input/output performance gap that continues to widen. This performance gap has increased the need for high performance storage systems that accelerate on-line access to stored data while providing continuous protection of this data.


     The increasing demand for and complexity of information storage systems has outpaced the ability of in-house MIS departments to adequately serve their organizations. Accordingly, organizations rely on external providers to research, design, implement and support information storage solutions that incorporate the best hardware and software technologies available and are compatible with organizations' often large and complex computer networks and operating system architectures. At the same time, reduced profit margins have led suppliers to downsize their sales and marketing forces. As a result, both customers and suppliers increasingly seek independent solutions providers, such as Datalink, with knowledge and experience in Open Systems data storage.



     As Open Systems information storage needs continue to grow, industry experts predict the increasing deployment of storage area networks ("SANs") which will link physically separated storage and backup devices to servers and each other through a dedicated, high-speed network. The Company believes that SANs will be enabled principally by Fibre Channel technology. Fibre Channel allows high speed connections of up to 100 MB per second each between and among a greater number of hosts and storage technologies on the SAN. The Company expects that SANs will enable organizations to implement scaleable storage and backup solutions that are faster, easier to manage and protect, offer a higher degree of data availability and can be shared by a greater multiple of servers than current distributed Open Systems storage systems.


     According to Dataquest, Inc., an independent market research firm, the worldwide RAID storage market for UNIX and Windows NT operating platforms was approximately $12.8 billion in 1997 and is expected to grow at an annual compound rate of 24% to approximately $37.0 billion by 2002. According to SRC, an independent market research firm, the worldwide market for tape automation backup storage products was approximately $1.6 billion in 1996 and is expected to grow at an annual compound rate of 18% to approximately $4.4 billion by 2002. According to SRC, the worldwide storage management software market was approximately $1.4 billion in 1997 and is expected to grow at an annual compound rate of 31% to approximately $3.0 billion by 2000.


THE DATALINK SOLUTION

     Datalink analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems storage solutions for end-users, VARs and OEMs. Datalink has become a leading independent storage solutions provider by matching its technical expertise and quality products with comprehensive service and support to meet each customer's specific needs. The Company's storage solutions are designed to provide the optimal combination of performance, capacity, high availability, disaster recovery, multi-platform support, permanence, scalability, centralized management and cost. Datalink's strengths include the following:


     Comprehensive Storage Solutions. As a leading independent information storage solutions provider, Datalink tailors state-of-the-art information storage systems to meet the specific needs of each end-user, VAR and OEM. The Company does not manufacture products, but rather works closely with end-users and VARs to assess their information storage and retrieval requirements and then designs, integrates, installs and supports information storage solutions. Datalink's solutions incorporate the best available hardware and software products on the market from technological leaders including ATL Products, Inc., a division of Quantum Corporation, Brocade Communication Systems, Inc., CLARiiON, a division of Data General Corporation, Hitachi Data Systems Corporation, Legato Systems, Inc., Network Appliance, Inc., Storage Technology Corporation and VERITAS Software Corporation. For OEM customers, Datalink's team of design and application engineers custom design and test storage subsystems. The Company assembles these products for integration into the OEM's own products. Datalink's storage solutions incorporate a broad range of scaleable and high-performance technologies including hard disk, RAID, magnetic tape, CD-ROM, optical and storage networking products. The Company also matches storage management software technologies, including backup and recovery, disaster recovery, HSM, archive, management and configuration, high availability and media management products, to the specific needs of its customers. Datalink's expertise extends to all major Open Systems operating systems and hardware platforms.



     Technological Leadership. Datalink provides a high level of technical expertise to its customers through its 40 technical services professionals. The Company's engineers each specialize in Open Systems operating platforms and technologies, affording the in-depth knowledge and hands-on experience required to provide comprehensive Open Systems storage solutions. The engineers continually evaluate and test emerging and existing technologies to ensure the Company consistently delivers the best available hardware and software products to its customers. Because of Datalink's established, strong relationships with the major information storage hardware and software suppliers, the Company often participates in suppliers' new product development, evaluation, introduction, marketing and quality control programs. This collaboration with suppliers enables the Company to identify and market innovative new hardware and software products, exchange critical information and implement joint corrective action programs in order to maximize quality.



     Superior Service and Technical Support. Datalink's engineers work closely with the field account executives and inside sales representatives to provide superior technical design and support services. To serve its customers' needs, Datalink operates 19 locations throughout the United States, ten of which also serve as regional technical centers with in-house engineering capabilities. Datalink further differentiates itself by maintaining ISO 9001 registration for its principal facility. The Company utilizes ISO 9001 standards throughout its organization to consistently maintain high quality design, development, integration and manufacturing, installation and service processes. The Company's emphasis on providing high quality customer services enhances its sales and marketing efforts and supplier relationships.

BUSINESS STRATEGY

     Datalink's objective is to grow at a rate exceeding that of the industry and to strengthen its position as a leading independent Open Systems storage solutions provider. To achieve this objective, the Company intends to build upon its record of successfully addressing the evolving information storage management needs of its customers. Key elements of this strategy are:

     Leverage Market Presence. Datalink intends to expand its business by broadening its relationships with existing customers and by utilizing its market presence and technical expertise to attract new customers. The Company believes that the longevity of service of its sales representatives and engineering staff will continue to be critical to building and maintaining long-term, trusting relationships with Datalink's existing and prospective customers. In addition, the Company's broad experience in a diverse group of data intensive industries enables Datalink to understand application and business issues specific to customers operating within a given industry and to design and implement the appropriate storage solution.

     Maintain Technological Leadership. Datalink intends to continue to develop leading-edge storage solutions for its customers. Datalink intends to continually develop and add expertise to its engineering staff and to continue its close working relationships with its suppliers in order to maintain expertise in Open Systems storage solution design and implementation.


     Provide Professional Consulting and Project Management Services. Datalink intends to continue expanding its ability to provide its customers with comprehensive professional consulting and project management services. Utilizing the expertise of its professional engineers, Datalink assists its customers in the total assessment, planning, design, implementation and ongoing management of enterprise-wide data storage solutions.



     Expand Geographically. Datalink intends to continue its geographic expansion throughout the United States and believes significant opportunity also exists to serve the global data storage needs of its multinational corporate customers and prospective customers. The Company intends to expand by opening new sales and regional technical center offices, by adding personnel to existing offices and by acquiring businesses perceived by management to complement the Company's strategic business objectives. Since January 1998, Datalink has increased the number of its regional offices from nine to 18, including its expansion into the southeastern United States as a result of the July 1998 acquisition of DCSI.


     Maintain Superior Service and Support. Datalink intends to maintain and continually improve its high standards for superior technical and sales service and support. The Company intends to continue use of its ISO 9001 quality system and procedures and to continue recruiting and retaining experienced sales and technical team members.

TECHNICAL SERVICES AND PROJECT MANAGEMENT

     Datalink's engineers, technicians and customer support personnel take an active role in all phases of designing, delivering and supporting storage solutions for the Company's customers in a manner that maximizes system availability and performance. The Company combines its Open Systems experience, high level technical skills and responsiveness to provide its customers with the utmost in comprehensive service, training and support. Datalink's technical support and customer service functions operate under ISO 9001 standards of operation to ensure the highest quality.

     End-User and VAR Services. Datalink's engineers work closely with the field account executives and inside sales representatives to determine each customer's specific needs. After gaining a thorough understanding of the customers' needs, Datalink's engineers analyze available hardware and software technologies and, together with the field account executives, develop a specifically tailored, state-of-the-art storage solution. In order to assure quality, the Datalink technical team performs the installation, customer specific configuration and functional testing of each storage solution. Once installation is complete, Datalink's engineers conduct comprehensive, on-site storage solution training for customers and provide ongoing technical support. In addition, the Company periodically provides advanced in-house and out service training courses.

     OEM Services. Datalink's engineering team enhances the capabilities of its OEM customers by designing custom storage subassemblies and enclosures to each customers' specifications. When requested by the customer, Datalink obtains the necessary agency and governmental approvals relating to safety and radio frequency emissions and immunity (including Underwriter's Laboratory and European "CE" certifications) for the subassemblies it designs. Datalink fully documents all custom subassemblies for ease of replication and service.

     Technical Support. Datalink's technical support services provide comprehensive, proactive and responsive assistance. The Company's customer help desk acts as a single point of contact during regular business hours for all ongoing support, repair and maintenance services. The help desk is staffed by technical support analysts trained to solve technical issues and to assist the Company's engineering staff in troubleshooting escalated problems. The help desk staff also acts as Datalink's primary interface with suppliers' technical support organizations.

     Datalink's team of engineers augments the help desk staff in providing advanced technical support when required. Each engineer specializes in Open Systems operating platforms and technologies, affording the in-depth knowledge and hands-on experience required to provide comprehensive Open Systems storage solutions.

     Maintenance and Repair Services. Datalink supports and administers the pass-through of its suppliers' own standard warranties which run from one to five years. In addition, Datalink provides a suite of comprehensive maintenance and repair service options under the Company's DataCare(TM) service program. The Company offers a variety of on-site service options, including four-hour guaranteed response time service seven days per week, 24 hours per day. The Company contracts with a number of its suppliers and other independent service organizations to provide on-site maintenance and repair services dispatched by the Company. For customers that do not have on-site service, Datalink's Advance Exchange program delivers replacement products and subassemblies on the next business day.

PRODUCTS

     Datalink continually updates its product offerings to incorporate advancements by its suppliers in storage technology. Datalink's engineering, sales and marketing teams design creative solutions that include hardware, software, storage networking and interface products selected in response to each customer's specific requirements. These products include the following:

     Hardware Products. Datalink selects from among a variety of storage products and subassemblies sold by leading suppliers that offer differing performance characteristics and costs. These storage products and subassemblies include magnetic (hard) disk, magnetic tape, optical disk storage technologies, SAN and network attached storage ("NAS") devices.


          HARD DISK TECHNOLOGIES. Hard disk storage is a traditional, but relatively expensive, on-line method to store and access large amounts of information. Several hard disks can be combined to create a scaleable storage system or a RAID storage system. RAID systems allocate data across multiple hard disk drives and allow the server to access these drives simultaneously, thus increasing system storage and input/output performance. RAID algorithms allow lost data on any drive to be recreated, thus ensuring the integrity of RAID-protected data even in the event of a disk drive failure. In addition, RAID systems can incorporate redundant power, cooling and processing components for additional fault tolerance. System administrators normally consider magnetic or hard disks, whether free-standing or integrated in RAID systems, to be at the top of the storage class in terms of performance because of their fast access times, in milliseconds, and fast transfer rates of up to 21 MB per second. The potential loss of data contained on magnetic or hard disks due to human error or catastrophic failure necessitates the use of a backup storage system to protect the stored information. The most advanced RAID systems now include capabilities to copy data remotely for data protection. Such advanced systems also enable internal copying of data to permit the testing of new applications without the risk of destroying the original data.

          MAGNETIC TAPE TECHNOLOGIES. Magnetic tape storage technologies are typically integrated into environments that require backing up large amounts of information to protect from accidental data loss and facilitate disaster recovery. Due to its high capacity and relatively lower cost, magnetic tape storage is also effective for near on-line, archive and hierarchical storage management ("HSM") activities. A variety of tape drive technologies are available, including those utilizing digital linear tape, advanced intelligent tape ("AIT"), 8mm tape, 4mm digital data storage ("DDS"), high performance helical scan and 9840 tape technologies. Magnetic tape autoloaders and libraries integrate multiple tape drives and media cartridges with robotics to increase capacity and automation.


          OPTICAL DISK TECHNOLOGIES. Although slower than magnetic disks in terms of access and transfer speeds, optical disk technologies are a cost-effective solution for near on-line and archive storage. Optical disk technologies include magneto-optical ("MO"), write-once-read-many ("WORM") and compact disk-read only memory ("CD-ROM") products. Capacities range from 650 megabytes (CD-ROM) to 5.2 GB (MO optical disk) per cartridge. A developing optical technology, digital versatile disk ("DVD"), is expected to offer approximately 7.2 times the storage capacity of a single CD-ROM. Similar to magnetic tape systems, multiple optical disks can be combined in a jukebox to permit automated access and increased capacity.



          SAN TECHNOLOGIES. A SAN consists of a scalable pool of block-oriented storage connected by Fibre Channel communication links. This pool of storage resides on its own subnetwork and can be shared by multiple servers. Ultimately, any server can access any storage device and storage can be balanced among the storage devices. Similarly, storage devices can be used to back up each other.



          NAS TECHNOLOGIES. NAS devices use Thin Server technology to translate block-oriented storage data contained on various data storage devices into file-oriented storage data usable by end users on their local area network. NAS technology enables "hot" attachment of storage devices to the network.


     Software Products. Datalink integrates software management tools into its customer solutions from leading storage software developers. The latest advances include enterprise storage solutions for backup and recovery, disaster recovery, HSM, archive, management and configuration, high availability and media management capabilities. These tools enable system administrators to allocate the use of storage technologies among user groups or tasks, centrally manage distributed storage technologies, retrieve, transfer and backup data from and between several devices, perform "hot" database backups during business hours, run management reports and establish standard policies. Software advancements also enable these tools to integrate into centralized management frameworks. These expanded management capabilities have been enhanced through the deployment of SANs.


     Interface Products. Systems administrators traditionally have connected storage technologies directly to servers utilizing "point-to-point" connections via the Small Computer Systems Interface ("SCSI"), and its successor, Ultra SCSI. Because of distance limitations and limited bandwidth, SCSI-based connections do not allow storage technologies to be easily shared with other servers. With the innovation of Fibre Channel, a new serial interface, networks can transfer data to disk and RAID storage subsystems at higher speeds, over greatly increased distances and among a greater number of server and other device connections than through the use of SCSI or Ultra SCSI interfaces. Datalink currently deploys Fibre Channel interfaces with high-end, hard disk and RAID storage systems and also with tape drives and libraries through Fibre Channel to SCSI bridge products.


CUSTOMERS

     Datalink serves large end-user, VAR and OEM customers throughout the United States in a diverse group of data intensive industries. Datalink's broad industry experience enables the Company to understand application and business issues specific to each customer and to design and implement appropriate storage solutions. The Company enjoys strong relationships with its customers, which is reflected in significant repeat business. In each of 1995, 1996 and 1997, sales to existing customers has exceeded 77% of the Company's net sales. No single customer represented more than 5% of the Company's net sales in 1997 or 1996 nor 10% or more of the Company's net sales in 1995. Some of the customers of the Company include the following:


                               END-USER CUSTOMERS


         COMPUTER TECHNOLOGY                    CONSUMER PRODUCTS                          EDUCATION
         -------------------                    -----------------                          ---------
Gateway 2000, Inc.                          Dayton Hudson Corporation                        University of Chicago
Imation, Inc.                                  Michelin Tire Corp.                         University of Minnesota
Silicon Graphics                                Tyson Foods Corp.                         University of Washington


        FINANCIAL SERVICES                          GOVERNMENT                             HEALTH CARE
        ------------------                          ----------                             -----------
Chicago Board of Trade                Fermi National Accelerator Laboratory            Baptist Memorial Healthcare
Edward Jones                                National Aeronautics Space                       Eli Lilly and Company
                                                  Administration
Swiss Bank Corporation                      United States Coast Guard                       Mayo Clinic Foundation


              INSURANCE                     INTERNET SERVICE PROVIDERS               PROFESSIONAL SERVICES
              ---------                     --------------------------               ---------------------
CNA Financial Corporation                         BellSouth.net                                     Comdisco, Inc.
SAFECO Corporation                           GTE Internetworking/BBN                           IBM Global Services
The Kemper Insurance Companies             HotOffice Technologies, Inc.                      KPMG Peat Marwick LLP


         TELECOMMUNICATIONS                       TRANSPORTATION                           UTILITIES
         ------------------                       --------------                           ---------
Ameritech Corp.                                 The Boeing Company                       Florida Power Corporation
Motorola, Inc.                            Northwest Airlines Corporation                  Dominion Resources, Inc.
Sprint Corporation                               UAL Corporation                     Northern States Power Company

                                 VAR CUSTOMERS


Andersen Worldwide, S.C.                     Electronic Data Systems                            McKesson HBOC Inc.
                                                   Corporation
Computerized Medical Systems               Forsythe McArthur Associates                               Inacom Corp.


                                 OEM CUSTOMERS


GE Medical Systems                          Lucent Technologies, Inc.           Rockwell International Corporation
Lockheed Martin Corporation              National Computer Systems, Inc.             Siemens Medical Systems, Inc.


SALES AND MARKETING


     The Company markets and sells its products and services throughout the United States primarily through a direct sales force. The 34 field account executives are teamed with 20 inside sales representatives. In addition to its Minneapolis headquarters, the Company has 18 field sales offices in order to serve its customers' needs more efficiently. Nine of the field sales offices serve as regional technical centers and are staffed with their own engineers. These field sales offices are located in the following metropolitan areas:


                       FIELD LOCATION                           YEAR ESTABLISHED
                       --------------                           ----------------
Chicago, Illinois...........................................          1989
St. Louis, Missouri.........................................          1990
Milwaukee, Wisconsin........................................          1992
Seattle, Washington.........................................          1992
Atlanta, Georgia............................................         1993*
Charlotte, North Carolina...................................         1995*
Grand Rapids, Michigan......................................          1995
Indianapolis, Indiana.......................................          1995
Washington, D.C. ...........................................        1996**
Denver, Colorado............................................          1997
Melbourne, Florida..........................................         1997*
New York, New York..........................................          1997
Tampa, Florida..............................................         1997*
San Jose, California........................................          1998
Boston, Massachusetts.......................................          1998
Birmingham, Alabama.........................................          1998
Nashville, Tennessee........................................          1998
Los Angeles, California.....................................          1998


------------
* Represents a field office acquired by Datalink in July 1998 as a result of the DCSI acquisition.


** The Company currently maintains two offices in Washington, D.C., one of which it acquired in July 1998 as a result of the DCSI acquisition.


     The field account executives and inside sales representatives work closely with the Company's engineering team in evaluating the Open Systems storage needs of existing and prospective customers and in designing high quality, cost effective solutions. To ensure quality service, Datalink assigns each customer a specific field account executive and inside sales representative. The inside sales representatives proactively share responsibility with the field account executives in soliciting new and repeat business and in maintaining consistent customer contact. The Company believes that the longevity of service of its sales force is a key factor to earning and retaining the trust and confidence of the Company's customers and differentiates Datalink from many other storage solution providers that have greater sales force turnover.

     In addition to the efforts of its field account executives and inside sales representatives, Datalink engages in a variety of other marketing activities designed to attract new business and retain customer loyalty. The Company regularly attends major trade shows, conducts in-house and out service training and informational seminars, publishes a quarterly newsletter and advertises its services in several targeted national business publications.

INTEGRATION AND ASSEMBLY OPERATIONS

     Datalink assembles and integrates hardware and software products and subassemblies acquired from the Company's various suppliers. The Company designs customized enclosures for most OEM products. The assembled units are then subjected to a system level test to ensure performance to specifications in the anticipated end-user computing environment. The Company's integration and assembly operations are also ISO 9001 registered. In accordance with these standards, the Company has designed its integration and assembly operations with similar quality procedures to those of its hardware suppliers. Datalink's close working relationship with its suppliers generally enables the Company to exchange critical information and implement joint corrective action programs to ensure the quality of its finished products, to reduce costs and the investment in inventory and to access critical products and subassemblies for large or unanticipated orders when required. The Company believes that its current facilities are adequate to meet its integration and assembly needs in the foreseeable future.

ISO 9001 QUALITY SYSTEM

     In May 1996, Datalink completed an approximately three-year process of obtaining an ISO 9001 Certificate of Registration from KPMG Quality Registrar for its quality system described under the American National Standards Institute. This internationally recognized endorsement of ongoing quality management is designed to assure consistent quality products and services. The Company believes its ISO 9001 registration represents a substantial competitive advantage to Datalink in attracting and retaining business.

     Datalink employs ISO 9001 standards of operation for its design, development, integration and assembly, installation and service processes. These quality initiatives streamline the quality assurance programs and implementation procedures for the Company's customers. Datalink's quality assurance team constantly monitors the Company's processes and procedures, identifies areas for improvement and efficiently implements corrective and preventive actions. Suppliers to the Company are required to be ISO 9001 registered or otherwise meet Datalink's rigid supplier qualification standards.

SUPPLIER RELATIONSHIPS

     As an independent solutions provider, Datalink continually evaluates and tests new and emerging technologies from other companies to ensure that the Company's solutions incorporate state-of-the-art, high-end, cost-effective Open Systems technologies. This enables Datalink to maintain its technological leadership in Open Systems storage solutions, to identify new and innovative products and applications and to maintain confidence among the Company's customers and suppliers in the Company's expertise.

     Datalink has strong, established relationships with the major information storage hardware and software suppliers. The Company's expertise in Open System environments, including UNIX, Windows NT and Novell NetWare, and in-depth knowledge of all major hardware platforms, including Digital, Hewlett-Packard, IBM, Silicon Graphics and Sun, has earned Datalink preferred status with its principal suppliers. This enables the Company to often participate in these suppliers' new product development, evaluation, introduction, marketing and quality control programs. These collaborations enable the Company to identify and market innovative new hardware and software products, exchange critical information and implement joint corrective action programs in order to maximize quality. In addition, the Company's close working relationships with its principal suppliers fosters substantial cross-marketing opportunities. Datalink's strategic suppliers include the following:

TECHNOLOGY                                          STRATEGIC SUPPLIER
----------                                          ------------------
RAID Technologies                                   CLARiiON, a division of Data General Corporation
                                                    Hitachi Data Systems Corporation

Storage Management Software                         Legato Systems, Inc.
                                                    VERITAS Software Corporation

Tape Automation Products                            ATL Products, Inc., a division of Quantum
                                                    Corporation
                                                    Storage Technology Corporation

SAN Hardware                                        Brocade Communication Systems, Inc.
                                                    Computer Network Technology Corp.

NAS Products                                        Network Appliance, Inc.

Optical Technologies                                NSM Jukebox GmbH
                                                    Plasmon IDE, Inc.

COMPETITION


     The market for Open Systems storage is intensely competitive. Datalink competes against independent storage system suppliers to the high-end Open Systems market, including Box Hill Systems Corp., EMC Corporation, MTI Technology Corporation and numerous VARs, resellers, distributors and consultants. The Company also competes in the storage systems market with general purpose computer suppliers such as Compaq, Dell, Hewlett-Packard, IBM, Silicon Graphics and Sun. In addition, the Company's customers and prospective customers may elect to develop in-house storage systems expertise.


     Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company, and as a result, may be able to respond more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the development, promotion and sale of products than the Company or to deliver competitive products at a lower end-user price. Some of Datalink's competitors include its suppliers, who may dedicate or acquire greater sales and marketing resources in the future to provide Open Systems storage solutions than at present and could terminate their relationships with the Company. Other suppliers may also enter the market and compete with the Company. Datalink expects competition will increase as a result of industry consolidation. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results or financial condition. See "Risk Factors--Competition."

EMPLOYEES


     As of February 5, 1999, Datalink had a total of 126 full-time employees, of whom 40 were engaged in engineering, technical support, customer service and integration and assembly operations, 64 were engaged in sales and marketing and 22 were engaged in general management and administration. The Company's future performance depends in significant part upon the continued service of its key technical and senior management personnel. None of the Company's employees are unionized or subject to a collective bargaining agreement. The Company has experienced no work stoppages and believes that its employee relations are good.


FACILITIES


     Datalink's principal engineering operations and its integration, assembly and customer service operations are located at the Company's 37,200 square foot, leased executive and administrative facility in Minneapolis, Minnesota. The leases, which expire in December 1999, provide the Company with certain rights to take additional space in the building. The Company's landlord is a partnership whose partners consist of Datalink's current stockholders. See "Certain Transactions." Datalink believes that the facility is adequate for its needs in the foreseeable future. The Company also leases certain remote facilities for its field sales and engineering personnel. Datalink believes that these facilities are adequate for its needs in the foreseeable future and that it will be able to locate suitable additional facilities as the Company expands geographically.

                                   MANAGEMENT

     The names and ages of the executive officers and directors of the Company, and their positions and offices presently held, are as follows:


                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
Greg R. Meland............................  45    President, Chief Executive Officer and
                                                  Director
Robert D. DeVere..........................  47    Chief Financial Officer
Stephen M. Howe...........................  40    Vice President--Sales
Scott D. Robinson.........................  39    Vice President--Engineering
Robert M. Price...........................  68    Chairman of the Board and Director
James E. Ousley*..........................  53    Director
Margaret A. Loftus*.......................  54    Director
Paul F. Lidsky*...........................  45    Director


------------
* Member of Audit and Compensation Committees.

     Greg R. Meland joined Datalink in 1991 as its Vice President of Sales and Engineering and became President and Chief Executive Officer in 1993. Between 1979 and 1991, Mr. Meland served in various sales and marketing positions with the Imprimis disk drive subsidiary of Control Data Corporation (which was sold to Seagate in 1989), most recently as the North Central U.S. Director of Sales.

     Robert D. DeVere joined Datalink in 1990 as its Chief Financial Officer. Between 1987 and 1989, Mr. DeVere was employed by Copal Systems, Inc., a photofinishing equipment distributor, most recently as Operations Manager. He was Controller of Crown Oil Company between 1986 and 1987. From 1983 to 1986, Mr. DeVere worked for a subsidiary of Ecodyne Ltd., most recently as Controller. He was a staff auditor with Ernst & Whinney between 1980 and 1983. Mr. DeVere is a Certified Public Accountant.


     Stephen M. Howe joined Datalink in 1989 as a field account executive and became Vice President--Sales in 1997. Between 1982 and 1989, he was employed by Teltrend Inc., a telecommunications equipment manufacturer, most recently as Assistant Vice President of Operations. Mr. Howe was a sales representative for Hamilton Avnet Corp., an electronics distributor, between 1980 and 1982.


     Scott D. Robinson joined Datalink in 1989 as its Chief Engineer and became Vice President--Engineering in 1993. Between 1983 and 1989, he was employed by Minnesota Mining and Manufacturing Company, most recently as an Advanced Electrical Engineer in the Digital Imaging Applications Center. Mr. Robinson received his B.S. in Electrical Engineering in 1982 from Marquette University and his M.S. in Electrical Engineering in 1989 from the University of Minnesota.

     Robert M. Price was elected as the Chairman of the Board and a director of Datalink in June 1998. Mr. Price has been President of PSV, Inc., a technology consulting business located in Burnsville, Minnesota, since 1990. Between 1961 and 1990, he served in various executive positions, including as Chairman and Chief Executive Officer, with Control Data Corporation. Mr. Price also serves on the Board of Directors of International Multifoods Corporation, Tupperware Incorporated, Fourth Shift Corporation, Affinity Technology Group, Inc., and Public Service Company of New Mexico. Mr. Price is Mr. Meland's father-in-law.

     James E. Ousley was elected as a director of Datalink in June 1998. Since 1992, Mr. Ousley has been President and Chief Executive Officer of Control Data Systems, Inc., a leading systems integrator and provider of electronic commerce solutions. Between 1968 and 1992, Mr. Ousley served in various sales, marketing and operational executive positions with Control Data Corporation, most recently as President of the Computer Products Group. Mr. Ousley is also a director of Bell Microproducts, Inc. and ActiveCard, Inc.

     Margaret A. Loftus was elected as a director in June 1998. Ms. Loftus is an owner in Loftus Brown-Wescott, Inc., a business consulting firm, which she co-founded in 1989. Between 1976 and 1988, she was employed by Cray Research, Inc., most recently as Vice President of Software. Ms. Loftus is also a director of Analysts International Corporation.

     Paul F. Lidsky was elected as a director of Datalink in June 1998. Since 1997, Mr. Lidsky has been the President and Chief Executive Officer of OneLink Communications, Inc., a telecommunications company. Between 1992 and 1997, Mr. Lidsky was employed by Norstan, Inc., a comprehensive technology services company, most recently as Executive Vice President of Strategy and Business Development. Mr. Lidsky is also a director of OneLink Communications, Inc. and Ancor Communications, Incorporated.

COMMITTEES OF THE BOARD OF DIRECTORS


     The Board of Directors has established a Compensation Committee and an Audit Committee. Mr. Ousley, Ms. Loftus and Mr. Lidsky are the members of the Compensation and Audit Committees. The Compensation Committee will review on behalf of, and make recommendations to, the Board of Directors with respect to the compensation of executive officers and will administer the Company's Incentive Compensation Plan and make recommendations to the Board of Directors with respect to the plan and the grant of options to persons eligible under the plan. The Audit Committee's functions will include recommending to the Board of Directors the engagement of the Company's independent accountants, assessing the independence of such accountants and reviewing with such accountants the plans for and the results and scope of their auditing engagement and certain other matters relating to their services to the Company.


DIRECTOR COMPENSATION

     In October 1998, the Company granted each of Mr. Price, Mr. Ousley, Ms. Loftus and Mr. Lidsky stock options to purchase 6,000 shares of the Company's Common Stock at an exercise price equal to the initial public offering price per share on the cover page of this Prospectus. These options will vest on the date of the closing of this offering and will expire ten years from the date of grant. Additionally, the Company intends to compensate each director serving at May 1, 1999 who is neither an employee nor an affiliate of Datalink with a grant of options to purchase 3,000 shares of the Company's Common Stock. The Company further intends to make an annual grant of the same number of options commencing on the date of the Company's 2000 annual stockholders' meeting to nonaffiliated, nonemployee directors. The May 1999 and subsequent annual options will be exercisable commencing one year after the date of grant; provided, however, that if a director fails to serve until the annual stockholder's meeting immediately succeeding the grant of the options, the number of shares of Common Stock that may be purchased by such director shall be pro rated based upon the length of time such departing director actually served. The options will be exercisable at the fair market value of the Company's Common stock on the date of grant and expire ten years after the date of grant. All directors will be reimbursed for expenses incurred in connection with attendance at Board and committee meetings.

INDEMNIFICATION AGREEMENTS


     The Company has entered into an agreement with each director providing for indemnification to the fullest extent permitted under Minnesota law against liability for damages and expenses, including attorneys' fees, arising out of threatened, pending or completed legal actions, suits or proceedings by reason of the fact that such person is or was a director, officer or employee of the Company. The agreement will permit the director to demand certain advances against, or the creation of a trust for, expenses to be incurred in defending any covered claim. Insofar as the indemnification agreement may cover liabilities arising under the Securities Act the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth certain information regarding compensation paid during each of the Company's last three years to (i) the Company's Chief Executive Officer and (ii) the Company's other executive officers whose salary, bonus and other compensation exceeded $100,000 in 1998.


                                                     ANNUAL COMPENSATION
                                             -----------------------------------
                                                                  OTHER ANNUAL         ALL OTHER
       NAME AND PRINCIPAL POSITION           YEAR     SALARY     COMPENSATION(1)    COMPENSATION(2)
       ---------------------------           ----     ------     ---------------    ---------------
Greg R. Meland,..........................    1998    $250,000       $ 23,000            $8,000
President and Chief Executive Officer(3)     1997      83,000        141,000             7,750
                                             1996      75,000        122,000             7,750
Robert D. DeVere,........................    1998    $124,000       $  6,000            $6,710
Chief Financial Officer                      1997      93,000          6,000             5,786
                                             1996      86,000          6,000             5,592
Stephen M. Howe,.........................    1998    $ 90,000       $110,000            $8,814
Vice President--Sales(3)                     1997      77,000        108,000             7,750
                                             1996      69,000         94,000             7,706
Scott D. Robinson,.......................    1998    $130,000       $  6,000            $6,754
Vice President--Engineering                  1997     102,000          6,000             5,872
                                             1996      95,000          6,000             5,853


------------
(1) Includes car allowance of $6,000 for each named executive officer.


(2) Represents matching and profit sharing contributions made by the Company to each named executive officer's account under the Company's 401(k) Plan.



(3) Other annual compensation includes sales commissions for each of these executive officers.


     Employment Arrangements. The Company does not have employment, non-competition or non-disclosure agreements with any of its executive officers or employees, other than certain non-competition agreements entered into in connection with the DCSI acquisition. The Company has not determined the 1999 base salaries or bonus formulas for any of its executive officers. However, each of the Company's executive officers continues to receive a car allowance of $500 per month.

STOCK INCENTIVE PLANS

     The Company's Employee Stock Purchase Plan (the "Purchase Plan") and the Incentive Compensation Plan (the "Incentive Compensation Plan" and with the Purchase Plan collectively referred to as the "Stock Incentive Plans") were adopted by the Company and its stockholders in June 1998. The Stock Incentive Plans provide the employees of the Company an opportunity to invest in shares of Common Stock. In some instances, these purchases may be on terms more favorable than would otherwise be available. The Company believes that, by aligning the interests of the participants and the Company, the implementation of the Stock Incentive Plans will strengthen the commitment of the participants to the Company's success.

     Purchase Plan. The Company has reserved 250,000 shares of Common Stock for issuance under the Purchase Plan, subject to equitable adjustments as the Compensation Committee (as defined above) may deem necessary to prevent dilution or the enlargement of rights of participants as a result of, among other things, changes in the Company's capitalization or corporate structure. The Purchase Plan will be administered by the Compensation Committee and is intended to qualify under Section 423 of the Code. Pursuant to the Purchase Plan, each eligible employee, as of the start of any purchase period, will be granted an option to purchase a designated number of shares of Common Stock. The purchase price of shares of Common Stock to participating employees will be 85% of the lower of the fair market value of the Company's Common Stock on the first and last trading days of the relevant purchase period. Payments for shares purchased under the

Purchase Plan will be made in the time and manner specified by the Compensation Committee. An employee may terminate his or her participation in the Purchase Plan by giving a notice of withdrawal to the Company sufficiently in advance of the last trading day of the relevant purchase period, and all funds contributed to date will be refunded to such employee.

     Employees are eligible to participate in the Purchase Plan if they (i) are customarily employed by the Company for more than twenty hours per week and five months in any calendar year and (ii) will not, immediately upon purchasing shares under the Purchase Plan, own directly or indirectly 5% or more of the total combined voting power of all outstanding shares of all classes of stock of the Company. Notwithstanding the foregoing, no employee may purchase shares under the Purchase Plan (or any other plan of the Company intended to qualify under Section 423 of the Code) in any calendar year with an aggregate fair market value (as determined on the first day of the relevant purchase period) in excess of the lesser of 10% of such employee's salary or the maximum value allowed under the Code. Participation in the Purchase Plan ends automatically upon termination of employment with the Company. Rights granted under the Purchase Plan are not transferable other than by will or the laws of descent and distribution.

     The Board may at any time amend or terminate the Purchase Plan so long as such amendment or termination does not result in the failure of rights issued under the Purchase Plan to meet the requirements for employee stock purchase plans as defined in Section 423 of the Code.

     Incentive Compensation Plan. The Company has reserved 950,000 shares of Common Stock for issuance under the Incentive Compensation Plan. The Incentive Compensation Plan will be administered by the Compensation Committee. The Compensation Committee will have full authority, subject to the provisions of the Incentive Compensation Plan, to determine, among other things, the persons to whom awards under the Incentive Compensation Plan ("Awards") will be made, the exercise price, vesting, size and type of such Awards, and the specific performance goals, restrictions on transfer and circumstances for forfeiture applicable to Awards.

     Awards may be made to employees and non-employee directors of the Company or affiliates and other individuals designated by the Compensation Committee. A variety of Awards may be granted under the Incentive Compensation Plan including stock options, stock appreciation rights ("SARs"), restricted stock, performance shares, performance units, cash-based awards, phantom shares and other share-based awards as the Compensation Committee may determine. Stock options granted under the Incentive Compensation Plan may be either incentive stock options intended to qualify under Section 422 of the Code or nonqualified stock options not so intended.

     Provisions regarding the extent to which a participant shall have the right to exercise and/or receive payment for any Award following termination of the participant's employment, directorship or other relationship with the Company shall be determined at the discretion of the Board. In the event of a "change of control" (as defined in the Incentive Compensation Plan), (i) all outstanding options and SARs granted under the Incentive Compensation Plan will become immediately exercisable and remain exercisable throughout their entire term,
(ii) any performance-based conditions imposed with respect to outstanding Awards shall be deemed to be fully earned and a pro rata portion of each such outstanding Award granted for all outstanding performance periods shall become payable in shares of Common Stock, in the case of Awards denominated in shares of Common Stock, and in cash, in the case of Awards denominated in cash, with the remainder of such Award being canceled for no value and (iii) all restrictions imposed on restricted stock that are not performance-based shall lapse. The Board may make equitable adjustments, including with respect to the number and kind of shares issuable under, and the exercise price relating to, Awards as the Board may deem necessary to prevent dilution or accretion of the rights of participants under the Incentive Compensation Plan as a result of changes in the Company's corporate structure or capitalization.

     Awards under the Incentive Compensation Plan are not transferable other than by will or by the laws of descent and distribution, unless otherwise provided by the Board. The Board may amend or terminate the Incentive Compensation Plan except that no amendment shall be made without stockholder approval if such approval is necessary to comply with any applicable regulatory or tax requirements. Notwithstanding the foregoing, in no event may an Award be granted under the Incentive Compensation Plan after June 2008.

     Option Grants. In October 1998, the Company granted certain directors and employees of the Company stock options to purchase an aggregate of 558,625 shares of Common Stock under the Incentive Compensation Plan. These options will be exercisable at an exercise price equal to the initial public offering price shown on the cover page of this Prospectus. The options granted to the directors will vest on the date of the closing of this offering. The options granted to the employees will vest over a five-year period, with 20% of the options vesting each year, commencing on the date of grant. All of these options will expire ten years from the date of grant.

THE 401(K) PLAN


     The Company has a defined contribution salary deferral plan, the Datalink Corporation 401(k) Plan (the "401(k) Plan"), which is intended to qualify under Sections 401(a) and 401(k) of the Code. Company employees are eligible to participate in the 401(k) Plan beginning on the first day of the quarter immediately succeeding the commencement of their employment with the Company. Participants may make elective salary reduction contributions to the 401(k) Plan up to a maximum of 10% of their eligible annual compensation, subject to a dollar limit established by law (which limit was $10,000 in 1998). Pursuant to the terms of the 401(k) Plan, the Company is required to match 50% of the participants' contribution up to the first 6% of the participants' eligible compensation. The cost of the Company's contributions to the 401(k) Plan for the years ended December 31, 1995, 1996 and 1997, and for the nine months ended September 30, 1997 and 1998 were approximately $79,000, $97,000, $126,000,
$100,000 and $125,000, respectively. In addition, at the discretion of the Board of Directors, the Company may contribute to a profit sharing portion of the 401(k) Plan to the extent permitted by the Code. The cost of contributions to the profit sharing portion of the 401(k) Plan for the years ended December 31, 1995, 1996 and 1997 were approximately $91,000, $157,000 and $164,000, respectively. The Company did not make any profit sharing contributions to the 401(k) Plan for the nine months ended September 30, 1997 and 1998.


     Participants are fully vested at all times in the amounts they contribute to the 401(k) Plan and are always 100% vested upon early or normal retirement. Participants vest at a rate of 20% per year and are fully vested in the Company's matching and discretionary profit sharing contributions after five years. Benefits under the 401(k) Plan generally are distributable after the age of 59 1/2 or become payable upon separation from service, retirement, death or disability.

                              CERTAIN TRANSACTIONS


     In February 1997, the Company entered into a lease agreement for its principal executive offices with Edina Southwest Partners, a Minnesota general partnership ("Edina Partners"). In June 1997, Edina Partners sold the property containing the Company's principal executive offices (the "Property") to 7423 Washington Avenue L.L.P., a Minnesota limited liability partnership ("Washington Avenue L.L.P."), of which six of the Company's current stockholders own, in the aggregate, 100% of the units of interest. Contemporaneously with the purchase of the Property, Washington Avenue L.L.P. executed promissory notes in favor of Norwest Bank Minnesota, N.A. (the "Norwest Note") and Stanley I. Clothier, Trustee of the Stanley I. Clothier Revocable Trust (the "Clothier Note"). The Company has agreed to guarantee the payments under these notes. Contemporaneously with the closing of this offering, the Company's obligations to guarantee these notes will terminate. As of September 30, 1998, the balances on the Norwest Note and Clothier Note were approximately $922,000 and $1.4 million, respectively. During July 1998, the Company entered into a second lease agreement with Washington Avenue L.L.P. for additional office and warehouse space.


     Additionally, the Washington Avenue L.L.P. agreement provides that in the event that gross revenues of the partnership are insufficient to pay the operating costs of the Property and other necessary business or administrative expenses, the partners, individually and as current stockholders of Datalink, agree to take any and all steps necessary to cause the Company to increase its lease payments on the space it is occupying or to lease additional space in the Property in order to fund such deficit. Contemporaneously with the closing of this offering, the Company's obligations to fund such deficit will terminate. The rent paid by the Company to

Washington Avenue L.L.P. in 1997 and for the first nine months of 1998 was approximately $197,000 and $125,000, respectively.

     The Company entered into a deferred compensation agreement with Mr. Clothier, a current stockholder and a former officer and director of the Company, whereby the Company is obligated to pay Mr. Clothier (or a designated beneficiary) $7,000 per month for 60 months beginning January 1996. Interest expense under this agreement was $27,794, $24,942 and $15,081 for the years ended December 31, 1996 and 1997 and for the nine months ended September 30, 1998, respectively.

     All material and affiliated transactions and loans made after the date of this Prospectus will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties, and all such future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of the independent, non-affiliated members of the Board of Directors who do not have an interest in the transaction.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information with respect to beneficial ownership of the Common Stock as of the date of this Prospectus and as adjusted for the sale of shares offered hereby, by: (i) each person who beneficially owns 5% or more of the Common Stock, (ii) each of the Company's executive officers and directors and (iii) by all executive officers and directors of the Company as a group. Unless otherwise noted, each person or group identified has sole voting and investment power with respect to the shares shown.


                                                                                 PERCENTAGE OF SHARES
                                                          NUMBER OF SHARES       BENEFICIALLY OWNED(1)
                                                         BENEFICIALLY OWNED   ---------------------------
                                                         PRIOR TO AND AFTER     PRIOR TO        AFTER
               NAME OF BENEFICIAL OWNER                   THE OFFERING(1)     THE OFFERING   THE OFFERING
               ------------------------                  ------------------   ------------   ------------
Greg R. Meland(2)......................................      3,450,690            48.6%          35.6%
Robert D. DeVere(2)....................................      1,095,720            15.4%          11.3%
Stephen M. Howe(2).....................................        712,080            10.0%           7.3%
Joseph J. Kaye(2)......................................        712,080            10.0%           7.3%
Scott D. Robinson(2)...................................        584,430             8.2%           6.0%
Stanley I. Clothier(2).................................        345,000             4.9%           3.6%
Robert M. Price(3).....................................          6,000                *              *
James E. Ousley(3).....................................          6,000                *              *
Margaret A. Loftus(3)..................................          6,000                *              *
Paul F. Lidsky(3)......................................          6,000                *              *
All executive officers and directors as a group (8
  persons).............................................      5,866,920            82.4%          60.3%

------------
 *  less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from the date hereof, are considered outstanding for the purpose of calculating the percentage of Common Stock owned by such person and owned by a group, but not for the purpose of calculating the percentage of Common Stock owned by any other person.

(2) The address of each of these individuals is: c/o Datalink Corporation, 7423 Washington Avenue South, Minneapolis, Minnesota 55439.

(3) Includes 6,000 options which such director may exercise upon the closing of this offering.

                          DESCRIPTION OF CAPITAL STOCK


     The Company is authorized to issue 50,000,000 shares, par value $0.001 of undesignated capital stock. Until otherwise designated by the Board of directors of the Company, all authorized shares are deemed to be Common Stock. As of the date of this offering, 7,100,000 shares of Common Stock are outstanding and 558,625 shares are subject to outstanding options granted under the Company's Incentive Compensation Plan.


COMMON STOCK

     Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders. Stockholders do not have cumulative voting rights, the absence of which will, in effect, allow the holders of a majority of the outstanding shares of Common Stock to elect all the directors then standing for election. After the completion of the offering hereby and assuming no exercise of any stock options or the Underwriters' over-allotment option, the current stockholders will own approximately 73.2% of the Common Stock.

     Subject to the rights and preferences of the Preferred Stock, if any, each share of Common Stock has an equal and ratable right to receive dividends, when, as and if declared by the Company's Board of Directors, out of any funds legally available for the payment thereof. In the event of the liquidation, dissolution or winding up of the Company, after satisfaction of amounts payable to creditors and distribution to the holders of outstanding Preferred Stock, if any, of amounts to which they may be preferentially entitled, holders of the Common Stock are entitled to share ratably, on a per share basis, in the assets available for distribution to the stockholders.

     Holders of Common Stock are not entitled to conversion or preemptive rights. All outstanding shares of Common Stock are, and when issued, the shares of Common Stock to be issued in connection with this offering, will be, fully paid and nonassessable.

UNDESIGNATED STOCK

     The Board of Directors of the Company generally has the power to issue shares of capital stock without stockholder approval. The Board of Directors is authorized to establish the rights, preferences and limitations of this undesignated stock and to divide such shares into classes, with or without voting rights. The ability of the Board of Directors to issue additional shares could impede or deter an unsolicited tender offer or takeover proposal regarding the Company. Shares of undesignated stock could be issued with terms, provisions and rights which would make more difficult and, therefore, less likely, a takeover of the Company not approved by the Board of Directors. The rights of the holders of the Common Stock could be adversely affected by the future issuance of undesignated stock.

CERTAIN PROVISIONS OF MINNESOTA LAW

     The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions may eventually operate to deny stockholders the receipt of a premium for their Common Stock. Section 302A.671 basically provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the stockholders in a prescribed manner. A "control share acquisition" is generally defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an "interested shareholder," unless the "business combination" is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10% or more of the corporation's voting stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar of the Common Stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 9,700,000 shares of Common Stock (assuming the Underwriters' over-allotment option is not exercised). Of these outstanding shares, the 2,600,000 shares of Common Stock sold in this offering will be freely tradeable without restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined in the Securities Act), which will be subject to the resale limitations under Rule 144 adopted under the Securities Act. The 7,100,000 shares of Common Stock held by the current stockholders are "restricted" securities within the meaning of Rule 144 and may not be resold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to Rule 144.

     In general, under Rule 144 as currently in effect, an affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year but less than two years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 97,000 shares immediately after the offering) or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons) other than an "affiliate" who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person who directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Rule 144A under the Securities Act as currently in effect permits the immediate sale by current holders of restricted shares of all or a portion of their shares to certain qualified institutional buyers described in Rule 144A, subject to certain conditions.

     The current stockholders have agreed that they will not sell any shares of capital stock of the Company, either publicly or privately, without the prior consent of Needham & Company, Inc. for a period of 180 days from the date of this Prospectus.


     The Company has reserved an aggregate of 950,000 shares of Common Stock for issuance pursuant to the Incentive Compensation Plan. In October 1998, options to purchase a total of 558,625 shares of Common Stock were granted to certain employees and directors of the Company under the Incentive Compensation Plan. Additionally, the Company has reserved an aggregate of 250,000 shares of Common Stock for issuance pursuant to the Employee Stock Purchase Plan. As of the date of this Prospectus, no shares of Common Stock have been issued under the Employee Stock Purchase Plan. The Company intends to file a registration statement on Form S-8 under the Securities Act within 30 days after the date of this Prospectus to register the shares to be issued pursuant to the Incentive Compensation Plan and Employee Stock Purchase Plan, respectively. Shares of Common Stock issued under these plans after the effective date of such registration statements will be freely tradeable in the public market, subject to the lock-up restrictions and subject in the case of sales by affiliates to the amount, manner of sale notice and public information requirements of Rule 144.


     There has been no prior market for the Common Stock and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the offering contemplated by this Prospectus. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), for whom Needham & Company, Inc., Cruttenden Roth Incorporated and John G. Kinnard and Company Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase an aggregate of 2,600,000 shares of Common Stock from the Company at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus, in the amounts set forth opposite their respective names below.

                        UNDERWRITER                             PARTICIPATION
                        -----------                             -------------
Needham & Company, Inc......................................
Cruttenden Roth Incorporated................................
John G. Kinnard and Company, Incorporated...................

                                                                  ---------
     Total..................................................      2,600,000
                                                                  =========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any of such shares are purchased.


     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a concession of not more
than $      per share. The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $      per share to certain other dealers. After
the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 390,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of Common Stock offered hereby. To the extent that the Underwriters exercise the over-allotment option, each Underwriter will be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock which is proportionate to such Underwriter's initial commitment as set forth in the table above.


     The Company, its officers and directors and current stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities of the Company which are substantially similar to the shares of Common Stock or which are convertible or exchangeable for securities which are substantially similar to the shares of Common Stock other than pursuant to the Incentive Compensation Plan or the Purchase Plan without the prior written consent of Needham & Company, Inc., except for the shares of Common Stock offered in connection with this offering.



     The Representatives have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed 5% of the total number of shares of Common Stock offered by them.

     Prior to this offering, there has not been a public market for the Common Stock of the Company. Consequently, the initial public offering price of the Common Stock was determined by arms-length negotiation between the Company and the Representatives of the Underwriters. Among the factors to be considered by the Company and the Representatives in pricing the Common Stock are the results of operations, the current financial condition and future prospects of the Company, the experience of management, the amounts of ownership to be retained by the current stockholders, the general condition of the economy and the securities markets, the demand for similar securities of companies considered comparable to the Company and other factors deemed relevant.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     In connection with the offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with the Exchange Act pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the offering to cover all or a portion of such shares of Common Stock or may exercise the Underwriters' over-allotment option referred to above. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under the contractual arrangements with the Underwriters whereby the Representatives may reclaim from an Underwriter (or dealers participating in the offering), for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the offering but subsequently purchased for the account of the Underwriters in stabilization or syndicate covering transactions or otherwise. Any of these activities may stabilize or maintain the price of the Common Stock at a level above which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and if they are undertaken they may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Messerli & Kramer P.A., Minneapolis, Minnesota. Certain legal matters will be passed upon for the Underwriters by Kaplan, Strangis and Kaplan, P.A., Minneapolis, Minnesota.

                                    EXPERTS


     The balance sheets of Datalink Corporation as of December 31, 1996 and 1997 and the statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1997 and the balance sheet of Direct Connect Systems, Inc. as of December 31, 1997 and the statement of income and retained earnings and cash flows for the year ended December 31, 1997, included in this Prospectus have been included herein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.


                             CHANGE IN ACCOUNTANTS

     In November 1997, the Company engaged PricewaterhouseCoopers LLP as its independent public accountants to audit the financial statements as of December 31, 1995, 1996 and 1997 and for each of the three years ended December 31, 1997. The decision to dismiss Hansen, Jergenson, Nergaard & Co., LLP and engage PricewaterhouseCoopers LLP as the Company's independent public accountants was approved by the Board of Directors. The report of Hansen, Jergenson, Nergaard & Co., LLP as of December 31, 1996 and for the year then ended, not included herein, does not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's two most recent fiscal years and the subsequent interim period preceding the former auditors' dismissal, there were no disagreements with the former auditors on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the former auditor's satisfaction, would have caused them to make reference to the subject matter in their report. Prior to retaining PricewaterhouseCoopers LLP, the Company did not consult with PricewaterhouseCoopers LLP regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the Company's financial statements or any other matter.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each such instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549 at the prescribed rates. Also, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Web site is http://www.sec.gov.

                                    GLOSSARY

AIT...........................   Advanced Intelligent Tape. An 8 mm helical scan
                                 tape technology designed, manufactured and marketed by Sony Corporation.

ARCHIVE.......................   A repository for information separate from the
                                 primary storage system. Data is often deleted from the primary storage system once placed in the archive system.

CLOSED SYSTEMS................   Computers or computing environments that rely
                                 on proprietary components and use software often only available from a single source.

CLUSTERING SOFTWARE...........   Software that allows a user's software
                                 application to interact with a cluster of host servers as if the cluster were a single host.
                                 Clustering software is designed to increase both availability (by providing alternative processing capacity in the event of a host failure) and scaleability (by sharing resources among a number of hosts in the cluster).

CPU...........................   Central Processing Unit. A microprocessor chip
                                 or circuit board that performs the bulk of data processing in a computer.

DDS...........................   Digital Data Storage. A 4mm helical scan tape
                                 technology developed by Sony Corporation. Also known as digital audio tape ("DAT").

DIGITAL LINEAR TAPE...........   A half-inch, serpentine linear tape technology
                                 originally developed by Digital but is now designed, manufactured and marketed by Quantum.

DISK ARRAY....................   A number of disk drives grouped together into a
                                 storage system and attached to a host computer as a single unit. This grouping can achieve superior performance and reliability over single disk drives while providing enhanced management capabilities.

FABRIC........................   A grouping of Fibre Channel devices
                                 interconnected by Fibre Channel switches.

FIBRE CHANNEL.................   A new high speed serial interface standard
                                 developed and recently formalized by the American National Standards Institute.


GB............................   Gigabyte. 1,024 megabytes.


HIGH AVAILABILITY.............   The capability of a system to perform its
                                 functions with extremely little downtime by incorporating redundant components and systems.

HOT BACKUP....................   The capability of a storage system to be backed
                                 up while the system remains powered on and operative.

HSM...........................   Hierarchical Storage Management. An information
                                 storage system which automatically migrates the least used data to a lower cost storage medium.
                                 This data is transparently recalled to primary storage when accessed by users.

INTERFACE.....................   The circuit board and cabling used to connect a
                                 host computer with its storage system. SCSI, Ultra SCSI and Fibre Channel are three predominant interface technologies used in the Open Systems market.

MB............................   Megabyte. 1,048,576 bytes, a unit of
                                 measurement for data storage.

NAS...........................   A device that uses thin server technology to
                                 translate block-oriented storage data into file-oriented storage data usable by end users on their local area network.


ON-LINE.......................   Data stored in hard disk or disk array systems
                                 using standard file systems that can be
                                 accessed at speeds measured in milliseconds.


OPEN SYSTEMS..................   Computers or networked computing environments
                                 based on published non-proprietary standards.
                                 These environments are characterized by the interoperability of computing and storage systems from multiple suppliers.

PERMANENCE....................   The degree to which stored data is retained for
                                 future access.

RAID..........................   Redundant Array of Independent Disks. A Disk
                                 Array storage system with fault tolerance built into its disk, power, cooling and/or processing components.

SAN...........................   Storage Area Network. A dedicated, high speed
                                 network used to interconnect one or many shared storage devices to multiple servers or cluster servers.

SCSI..........................   Small Computer Systems Interface. A commonly
                                 used interface standard developed by the American National Standards Institute. This standard defines the connection of peripheral devices (primarily information storage) to host computer systems.


THIN SERVER...................   Computing platform including only the storage
                                 and networking related functions of the
                                 operating system.


ULTRA SCSI....................   The latest high performance version of the SCSI
                                 specification which includes Ultra-1 (up to 40
                                 MB per second) and Ultra-2 (up to 80 MB per second) standards.

UNIX..........................   A multi-user, multi-tasking operating system
                                 commonly used in Open Systems. Versions of UNIX are available from a variety of suppliers.

WINDOWS NT....................   A multi-user, multi-tasking operating system
                                 commonly used in Open Systems. Available only from Microsoft Corporation.

9840..........................   A high performance linear tape technology
                                 designed, manufactured and marketed by Storage
                                 Technology Corporation.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
              UNAUDITED PRO FORMA INFORMATION
Unaudited Pro Forma Statements of Operations--Narrative
  Overview..................................................   F-2
Unaudited Pro Forma Combined Statement of Operations........   F-3
Notes to Unaudited Pro Forma Combined Statement of
  Operations................................................   F-4
Unaudited Pro Forma Combined Statement of Operations........   F-5
Notes to Unaudited Pro Forma Combined Statement of
  Operations................................................   F-6
                    DATALINK INFORMATION
Report of Independent Accountants...........................   F-7
Consolidated Balance Sheets.................................   F-8
Consolidated Statements of Operations.......................   F-9
Consolidated Statements of Stockholders' Equity
  (Deficiency)..............................................  F-10
Consolidated Statements of Cash Flows.......................  F-11
Notes to Consolidated Financial Statements..................  F-12
                 DIRECT CONNECT INFORMATION
Report of Independent Accountants...........................  F-21
Balance Sheet...............................................  F-22
Statement of Income and Retained Earnings...................  F-23
Statement of Cash Flows.....................................  F-24
Notes to Financial Statements...............................  F-25

                              DATALINK CORPORATION

       UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS - NARRATIVE OVERVIEW



     On July 15, 1998, the Company acquired Direct Connect Systems, Inc. ("DCSI"), a Marietta, Georgia-based firm engaged in the analysis, custom design, integration and support of high-end Open Systems data storage solutions principally for end-users in the southeastern United States. In addition to its Marietta headquarters, DCSI has field sales offices in Herndon, Virginia, Charlotte, North Carolina, and Melbourne and Tampa, Florida.



     Under terms of the acquisition, the Company acquired all of DCSI's capital stock in exchange for $2 million cash and 200,000 shares of the Company's Common Stock, with a negotiated fair value of $2 million. The number of shares are subject to increase in the event that the Company does not complete its anticipated public offering, in order to maintain the fair value of the Common Stock at $2 million. Under terms of the acquisition, certain DCSI employees were also paid $500,000 in the aggregate under noncompetition agreements.


The following unaudited pro forma combined statements of operations for the year ended December 31, 1997 and the nine months ended September 30, 1998 give effect to the acquisition of Direct Connect Systems, Inc. ("DCSI" or "Direct Connect") by the Company using the purchase method of accounting, assuming the business combination took place on January 1, 1997.


     The following unaudited pro forma combined statements of operations are presented for illustrative purposes only and are not necessarily indicative of the combined results of operations for future periods or the results that actually would have been realized had the Company and DCSI been a combined company during the specified periods. The combined unaudited pro forma statements of operations, including the notes thereto, are qualified in their entirety and should be read in conjunction with the historical financial statements of the Company and DCSI.


     The unaudited pro forma combined statements of operations are based on the respective historical statements of operations and the notes thereto of the Company and DCSI. The purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed. The preliminary purchase price allocation is based on estimates of fair value. Such estimates may be adjusted upon the completion of an evaluation of the purchase price allocation by an appraiser.

                              DATALINK CORPORATION
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                 HISTORICAL
                                               HISTORICAL          DIRECT
                                                DATALINK           CONNECT          PRO FORMA         PRO FORMA
                                                   (1)               (4)           ADJUSTMENTS        COMBINED
                                               -----------       -----------       -----------       -----------
Net sales..................................    $71,255,299       $11,822,771                         $83,078,070
Cost of sales..............................     55,719,303         8,378,209                          64,097,512
                                               -----------       -----------       -----------       -----------
    Gross profit...........................     15,535,996         3,444,562                          18,980,558
Operating expenses:
  Sales and marketing......................      5,191,040         1,509,069                           6,700,109
  General and administrative...............      3,010,450         1,231,869           565,652(5)      4,974,638
                                                                                       166,667(6)
  Engineering..............................        926,008                                               926,008
                                               -----------       -----------       -----------       -----------
    Operating income.......................      6,408,498           703,624          (732,319)        6,379,803
Interest expense...........................        332,562            90,438           180,000(7)        603,000
                                               -----------       -----------       -----------       -----------
Income before income taxes.................      6,075,936           613,186          (912,319)        5,776,803
Income tax expense (benefit)...............      2,430,374(2)        250,582          (196,931)(8)     2,484,025
                                               -----------       -----------       -----------       -----------
Net income.................................    $ 3,645,562(2)    $   362,604       $  (715,388)      $ 3,292,778
                                               ===========       ===========       ===========       ===========
Net income per share, basic and diluted....    $      0.46(3)                                        $      0.41
                                               ===========                                           ===========
Weighted average shares outstanding, basic
  and diluted..............................      7,853,935                             200,000(9)      8,053,935



The accompanying notes are an integral part of the unaudited pro forma combined statement of operations.

                              DATALINK CORPORATION


         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS


                      FOR THE YEAR ENDED DECEMBER 31, 1997


------------

(1) Reflects the historical results of operations of the Company as derived from the Company's historical statement of operations for the year ended December 31, 1997, adjusted to include the pro forma adjustments described in items
    (2) and (3) below.


(2) Reflects the adjustment for the income taxes which would have been recorded if the Company had been a C corporation, based on the tax laws in effect during the period. The pro forma adjustment for income taxes does not include a one-time net income tax benefit related to the recognition of a net deferred tax asset and liability which will be recorded by the Company upon terminating its S corporation status (estimated at $157,000 as of September 30, 1998).


(3) Pro forma Datalink net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the period, after giving effect to the estimated number of shares that would be required to be sold at the initial public offering price, after deducting the underwriting discount, to fund the distribution to the current stockholders of all previously taxed, but undistributed, S corporation earnings, estimated at $8,871,595 (or 953,935 shares) had the termination occurred on September 30, 1998.


(4) Reflects the historical results of operations of DCSI as derived from their statement of operations for the year ended December 31, 1997.


(5) Reflects amortization of acquired identifiable intangible assets and goodwill of $3,483,564 based upon a preliminary purchase price allocation as follows:



                                                       ALLOCATION   ESTIMATED LIFE
                                                       ----------   --------------
Customer Base........................................  $  700,000      5 years
Assembled Workforce..................................     490,000      5 years
Trademark and Tradename..............................     450,000      7 years
Goodwill.............................................   1,843,564      7 years


(6) Reflects amortization of the $500,000 cost of noncompetition agreements on a straight-line basis over their three-year terms.

(7) Reflects interest expense resulting from the cash portion of the DCSI purchase price of $2,000,000 that the Company borrowed under its line of credit at an assumed interest rate of 9%.

(8) Reflects the income tax impact of adjustments (6) and (7). Expenses related to amortization of intangible assets and goodwill are not deductible for income tax reporting purposes.


(9) Reflects incremental impact of 200,000 shares issued in the DCSI acquisition on the weighted average shares outstanding, assuming the business combination was completed on January 1, 1997.

                              DATALINK CORPORATION
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                                                 HISTORICAL
                                               HISTORICAL          DIRECT
                                                DATALINK           CONNECT          PRO FORMA         PRO FORMA
                                                   (1)               (4)           ADJUSTMENTS        COMBINED
                                               -----------       -----------       -----------       -----------
Net sales..................................    $60,112,196       $10,226,371                         $70,338,567
Cost of sales..............................     45,129,571         7,279,833                          52,409,404
                                               -----------       -----------        --------         -----------
    Gross profit...........................     14,982,625         2,946,538                          17,929,163
Operating expenses:
  Sales and marketing......................      5,082,124         1,086,998                           6,169,122
  General and administrative...............      2,965,594           836,424         306,395(5)        4,198,691
                                                                                      90,278(6)
  Engineering..............................      1,080,249                                             1,080,249
  Offering costs...........................        708,811                                               708,811
                                               -----------       -----------        --------         -----------
    Operating income.......................      5,145,847         1,023,116        (396,673)          5,772,290
Interest expense...........................        221,250            69,688          97,500(7)          388,438
                                               -----------       -----------        --------         -----------
Income before income taxes.................      4,924,597           953,428        (494,173)          5,383,852
Income tax expense (benefit)...............      1,956,678(2)        387,296         (28,918)(8)       2,315,056
                                               -----------       -----------        --------         -----------
Net income.................................      2,967,919(2)        566,132        (465,255)          3,068,796
                                               ===========       ===========        ========         ===========
Net income per share, basic and diluted....    $      0.38(3)                                        $      0.38
                                               ===========                                           ===========
Weighted average shares outstanding, basic
  and diluted..............................      7,911,288                           142,647(9)        8,053,935



The accompanying notes are an integral part of the unaudited pro forma combined statement of operations.

                              DATALINK CORPORATION


         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


------------


(1) Reflects the historical results of operations of the Company as derived from the Company's unaudited historical statement of operations for the nine-month period ended September 30, 1998, adjusted to include the pro forma adjustments described in items (2) and (3), below.


(2) Reflects adjustment for the income taxes which would have been recorded if the Company had been a C corporation, based on the tax laws in effect during the period. The pro forma adjustment for income taxes does not include a one-time net income tax benefit related to the recognition of a net deferred tax asset and liability which will be recorded by the Company upon terminating its S corporation status (estimated at $157,000 as of September 30, 1998).

(3) Pro forma Datalink net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the period, after giving effect to the estimated number of shares that would be required to be sold at the initial public offering price, after deducting the underwriting discount, to fund the distribution to the current stockholders of all previously taxed, but undistributed, S corporation earnings, estimated at $8,871,595 (or 953,935 shares) had the termination occurred on September 30, 1998.

(4) Reflects the historical results of operations of DCSI as derived from the DCSI unaudited statement of operations for the period from January 1, 1998 through July 14, 1998. All operating results of DCSI for the period from July 15, 1998 through September 30, 1998 are included in the Company's statement of operations for the nine-month period ended September 30, 1998.


(5) Reflects amortization, for the period from January 1, 1998 through July 14, 1998, of acquired identifiable intangible assets and goodwill of $3,483,564, based upon a preliminary purchase price allocation as follows:



                                                       ALLOCATION   ESTIMATED LIFE
                                                       ----------   --------------
Customer Base........................................  $  700,000      5 years
Assembled Workforce..................................     490,000      5 years
Trademark and Tradename..............................     450,000      7 years
Goodwill.............................................   1,843,564      7 years



(6) Reflects amortization, for the period January 1, 1998 through July 14, 1998, of the $500,000 cost of noncompetition agreements on a straight-line basis over their three-year terms.



(7) Reflects interest expense, for the period January 1, 1998 through July 14, 1998, resulting from the cash portion of the DCSI purchase price of $2,000,000 that the Company borrowed under its line of credit at an assumed interest rate of 9%.


(8) Reflects the income tax impact of adjustments (6) and (7). Expenses related to amortization of intangible assets and goodwill are not deductible for income tax reporting purposes.


(9) Reflects incremental impact, for the period from January 1, 1998 through July 14, 1998, of 200,000 shares issued in the DCSI acquisition on the weighted average shares outstanding, assuming the business combination was completed on January 1, 1997.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Datalink Corporation:

     We have audited the accompanying balance sheets of Datalink Corporation as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Datalink Corporation as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
February 25, 1998, except as to

  the first paragraph of Note 5,


  as to which the date is


  June 2, 1998, Note 11, as to


  which the date is February 11, 1999


  and Note 12, as to which the date is


  July 15, 1998.

                              DATALINK CORPORATION

                          CONSOLIDATED BALANCE SHEETS


                                                                                       SEPTEMBER 30, 1998
                                                                                          (UNAUDITED)
                                                                   ----------------------------------------------------------
                                                                                      PRO FORMA ADJUSTMENTS
                                                                                  -----------------------------
                                                                                  TERMINATION    TERMINATION OF
                                             DECEMBER 31,                              OF        S CORPORATION
                                       -------------------------                  PUT OPTIONS        STATUS        PRO FORMA
                                          1996          1997          ACTUAL        (NOTE 3)        (NOTE 3)       (NOTE 3)
                                          ----          ----          ------      -----------    --------------    ---------
ASSETS
Current assets:
  Cash..............................   $   221,871   $ 1,163,107   $  1,343,476                                   $ 1,343,476
  Accounts receivable, net..........     8,116,155    11,280,738     13,914,919                                    13,914,919
  Inventories.......................     6,011,391     4,661,378      6,113,220                                     6,113,220
  Other current assets..............        75,151        78,705         72,615                                        72,615
  Deferred income taxes.............                                      9,383                   $   158,638     $   168,021
                                       -----------   -----------   ------------                   -----------     -----------
    Total current assets............    14,424,568    17,183,928     21,453,613                       158,638      21,612,251
Property and equipment, net.........       898,515     1,478,122      2,243,055                                     2,243,055
Intangibles.........................                                  3,844,626                                     3,844,626
Other assets........................        31,587        42,503         54,199                                        54,199
                                       -----------   -----------   ------------                   -----------     -----------
    Total assets....................   $15,354,670   $18,704,553   $ 27,595,493                   $   158,638     $27,754,131
                                       ===========   ===========   ============                   ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIENCY)
Current liabilities:
  Book cash overdraft...............                                    527,960                                       527,960
  Line of credit....................     2,796,528     3,935,417      4,223,783                                     4,223,783
  Accounts payable..................     5,079,441     4,928,617      9,764,855                                     9,764,855
  Accrued expenses..................     1,160,078     1,493,317      1,455,341                                     1,455,341
  Income taxes payable..............                                    529,730                                       529,730
  Long-term debt, current portion...                                     17,060                                        17,060
  Deferred compensation, current
    portion.........................        59,058        65,242         62,459                                        62,459
  Distribution payable to
    stockholders....................                                                                8,871,595       8,871,595
                                       -----------   -----------   ------------                   -----------     -----------
    Total current liabilities.......     9,095,105    10,422,593     16,581,188                     8,871,595      25,452,783
Deferred compensation, less current
  portion...........................       216,939       151,697        106,162                                       106,162
  Long-term debt, less current
    portion.........................                                     12,460                                        12,460
  Deferred income taxes.............                                     23,988                         1,604          25,592
Commitments and contingencies
Common stock, subject to put option;
  $0.001 par value, 50,000,000
  shares authorized, 7,100,000
  shares issued and outstanding.....     9,338,605    13,873,980     17,567,701    (17,567,701)
Stockholders' equity (deficiency):
  Common stock, $0.001 par value,
    50,000,000 shares authorized,
    7,100,000 shares issued and
    outstanding.....................                                                     7,100                          7,100
  Retained earnings (accumulated
    deficit)........................    (3,295,979)   (5,743,717)    (6,696,006)    17,560,601     (8,714,561)      2,150,034
                                       -----------   -----------   ------------   ------------    -----------     -----------
    Total stockholders' equity
      (deficiency)..................    (3,295,979)   (5,743,717)    (6,696,006)    17,567,701     (8,714,561)      2,157,134
                                       -----------   -----------   ------------   ------------    -----------     -----------
    Total liabilities and
      stockholders' equity
      (deficiency)..................   $15,354,670   $18,704,553   $ 27,663,258   $               $   158,638     $27,754,131
                                       ===========   ===========   ============   ============    ===========     ===========



   The accompanying notes are an integral part of the consolidated financial statements.

                              DATALINK CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                   NINE MONTHS ENDED
                                                                                     SEPTEMBER 30,
                                           YEAR ENDED DECEMBER 31,                    (UNAUDITED)
                                  -----------------------------------------    --------------------------
                                     1995           1996           1997           1997           1998
                                     ----           ----           ----           ----           ----
Net sales.....................    $38,047,884    $54,651,868    $71,255,299    $50,534,402    $60,112,196
Cost of sales.................     30,355,954     42,872,380     55,719,303     39,687,318     45,129,571
                                  -----------    -----------    -----------    -----------    -----------
     Gross profit.............      7,691,930     11,779,488     15,535,996     10,847,084     14,982,625
Operating expenses:
  Sales and marketing.........      2,487,295      3,606,567      5,191,040      3,746,558      5,082,124
  General and
     administrative...........      2,117,694      2,382,166      3,010,450      2,000,698      2,965,594
  Engineering.................        466,445        632,660        926,008        777,186      1,080,249
  Offering costs..............                                                                    708,811
                                  -----------    -----------    -----------    -----------    -----------
     Operating income.........      2,620,496      5,158,095      6,408,498      4,322,642      5,145,847
Interest expense..............        306,182        285,905        332,562        262,599        221,250
                                  -----------    -----------    -----------    -----------    -----------
Income before income taxes....                                                                  4,924,597
Income tax expense............                                                                    240,265
                                                                                              -----------
Net income....................    $ 2,314,314    $ 4,872,190    $ 6,075,936    $ 4,060,043    $ 4,684,332
                                  ===========    ===========    ===========    ===========    ===========
Historical net income per
  share, basic and diluted....    $      0.34    $      0.71    $      0.88    $      0.59    $      0.67
                                  ===========    ===========    ===========    ===========    ===========
  Weighted average shares
     outstanding, basic and
     diluted..................      6,900,000      6,900,000      6,900,000      6,900,000      6,957,353
Pro forma data (unaudited see
  Note 3):
  Income before income taxes
     on S corporation
     income...................                                  $ 6,075,936    $ 4,060,043    $ 4,684,332
  Pro forma income taxes......                                    2,430,374      1,624,017      1,716,413
                                                                -----------    -----------    -----------
  Pro forma net income........                                  $ 3,645,562    $ 2,436,026    $ 2,967,919
                                                                ===========    ===========    ===========
  Pro forma net income per
     share basic and
     diluted..................                                  $      0.46    $      0.31    $      0.38
                                                                ===========    ===========    ===========
Shares used in computing pro
  forma net income per share
  (see Note 3)................                                    7,853,935      7,853,935      7,911,288
                                                                ===========    ===========    ===========


    The accompanying notes are an integral part of the financial statements.

                              DATALINK CORPORATION
           CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY (DEFICIENCY)


                                                                          RETAINED
                                        COMMON STOCK      ADDITIONAL      EARNINGS
                                     ------------------     PAID IN     (ACCUMULATED
                                      SHARES     AMOUNT     CAPITAL       DEFICIT)        TOTAL
                                     ---------   ------   -----------   ------------   -----------
Balance, December 31, 1995.........  6,900,000                          $(2,285,575)   $(2,285,575)
Net income.........................                                       4,872,190      4,872,190
Cash dividends of $0.27 per
  share............................                                      (1,894,600)    (1,894,600)
Accretion of common stock value....                                      (3,987,994)    (3,987,994)
                                     ---------   -----    -----------   -----------    -----------
Balance, December 31, 1996.........  6,900,000      --             --    (3,295,979)    (3,295,979)
Net income.........................                                       6,075,936      6,075,936
Cash dividends of $0.58 per
  share............................                                      (3,988,299)    (3,988,299)
Accretion of common stock value....                                      (4,535,375)    (4,535,375)
                                     ---------   -----    -----------   -----------    -----------
Balance, December 31, 1997.........  6,900,000      --             --    (5,743,717)    (5,743,717)
Net income (unaudited).............                                       4,684,332      4,684,332
Cash dividends of $0.39 per
  share............................                                      (2,679,100)    (2,679,100)
Issuance of shares in acquisition
  (Note 12)........................    200,000   $ 200    $ 1,999,800                    2,000,000
Cash dividends of $0.18 per
  share............................                                      (1,263,800)    (1,263,800)
Accretion of common stock value....               (200)    (1,999,800)   (1,693,721)    (3,693,721)
                                     ---------   -----    -----------   -----------    -----------
Balance, September 30, 1998
  (unaudited)......................  7,100,000      --             --   $(6,696,006)   $(6,696,006)
                                     =========   =====    ===========   ===========    ===========


    The accompanying notes are an integral part of the financial statements.

                              DATALINK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                      NINE MONTHS
                                          YEAR ENDED DECEMBER 31,                 ENDED SEPTEMBER 30,
                                 ------------------------------------------   ---------------------------
                                     1995           1996           1997           1997           1998
                                     ----           ----           ----           ----           ----
Cash flows from operating
  activities:
  Net income...................  $  2,314,314   $  4,872,190   $  6,075,936   $  4,060,043   $  4,684,332
  Adjustments to reconcile net
     income to net cash
     provided by operating
     activities:
     Provision for bad debts...        11,034         69,109         27,235                         6,406
     Depreciation and
       amortization............       128,804        146,648        177,302        130,080        217,185
     Amortization of
       intangibles.............                                                                   138,938
     Loss on disposal of
       property and
       equipment...............                                       9,527           (830)           598
  Deferred income taxes........                                                                    (5,787)
     Changes in operating
       assets and liabilities:
     Accounts receivable.......       480,317     (3,321,609)    (3,191,818)    (2,536,706)       579,109
     Inventories...............       132,036     (2,921,963)     1,350,013      1,567,764        168,373
     Other current assets......        (5,565)       (36,031)        (3,554)       (36,901)        47,401
     Other assets..............       (18,430)         4,556        (10,916)       (15,162)        (2,047)
     Accounts payable..........      (662,561)     3,106,571       (150,824)      (467,572)     2,877,309
     Accrued expenses..........      (105,164)       599,324        333,239        (33,131)      (430,201)
     Income taxes payable......                                                                   176,493
     Deferred compensation.....        54,675        (56,206)       (59,058)       (48,802)       (48,318)
                                 ------------   ------------   ------------   ------------   ------------
     Net cash provided by
       operating activities....     2,329,460      2,462,589      4,557,082      2,618,783      8,409,791
                                 ------------   ------------   ------------   ------------   ------------
Cash flows from investing
  activities:
  Purchase of property and
     equipment.................      (286,325)      (337,363)      (766,436)      (538,717)      (736,639)
  Net assets acquired, net of
     cash acquired.............                                                                (3,095,619)
                                 ------------   ------------   ------------   ------------   ------------
  Net cash used in investing
     activities................      (286,325)      (337,363)      (766,436)      (538,717)    (3,832,258)
                                 ------------   ------------   ------------   ------------   ------------
Cash flows from financing
  activities:
  Proceeds from borrowings on
     line of credit............    39,078,300     52,657,600     70,372,500     49,479,500     58,366,800
  Principal payments on line of
     credit....................   (39,712,195)   (52,777,009)   (69,233,611)   (48,388,624)   (58,996,556)
  Dividends paid...............    (1,342,400)    (1,894,600)    (3,988,299)    (3,988,300)    (3,942,900)
  Principal payments on notes
     payable, related
     parties...................      (250,000)
  Principal payments on
     long-term debt............                                                                    (9,309)
  Book cash overdraft..........                                                    874,136        184,801
                                 ------------   ------------   ------------   ------------   ------------
     Net cash used in financing
       activities..............    (2,226,295)    (2,014,009)    (2,849,410)    (2,023,288)    (4,397,164)
                                 ------------   ------------   ------------   ------------   ------------
  Increase (decrease) in
     cash......................      (183,160)       111,217        941,236         56,778        180,369
Cash, beginning of year........       293,814        110,654        221,871        221,871      1,163,107
                                 ------------   ------------   ------------   ------------   ------------
Cash, end of year..............  $    110,654   $    221,871   $  1,163,107   $    278,649   $  1,343,476
                                 ============   ============   ============   ============   ============


    The accompanying notes are an integral part of the financial statements.

                              DATALINK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS:


     Datalink Corporation (the Company) analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems data storage solutions for end-users, value-added resellers and original equipment manufacturers. In May 1996, the Company received an ISO 9001 registration.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


     BASIS OF PRESENTATION:



     The consolidated financial statements include the accounts of the Company and, since July 15, 1998, its wholly-owned subsidiary, Direct Connect Systems, Inc. (DCSI) (see Note 12). All significant intercompany accounts and transactions have been eliminated in consolidation.



     INTERIM FINANCIAL STATEMENTS:


     The financial statements as of September 30, 1998, and for the nine months ended September 30, 1997 and 1998, are unaudited. In the opinion of management, this financial information includes all adjustments, consisting of normal recurring adjustments, necessary to fairly present the financial information set forth herein. The results of operations for the nine months ended September 30, 1998, are not necessarily indicative of the results to be expected for the full year.

     CASH:

     The Company maintains its cash principally with one financial institution.

     INVENTORIES:

     Inventories, principally consisting of data storage products and components, are valued at the lower of cost or market with cost determined on a first-in, first-out (FIFO) method.

     PROPERTY AND EQUIPMENT:

     Property and equipment, including purchased software, are stated at cost. Depreciation and amortization are provided by charges to operations using the straight-line method over the estimated useful lives of the assets (ranging from 3 to 10 years). Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the underlying lease term. The costs and related accumulated depreciation and amortization on asset disposals are removed from the accounts and any gain or loss is included in operations. Major renewals and betterments are capitalized, while maintenance and repairs are charged to current operations when incurred.

     INTANGIBLE ASSETS:


     Identifiable intangible assets and goodwill are amortized on a straight-line basis over their estimated useful lives of 3 to 7 years.


     The Company periodically, at least quarterly, analyzes intangible assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with generally accepted accounting principles.

                              DATALINK CORPORATION

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

     INCOME TAXES:

     The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code (the Code) and comparable state income tax law. Under those provisions, the Company's income is reported on the individual tax returns of the Company's stockholders. As such, the Company is generally not subject to corporate income taxes. Therefore, no provision or liability for income taxes is reflected in the financial statements for the Company.


     As of September 30, 1998 DCSI was a C corporation and accordingly, was subject to corporate income taxes. A provision for taxes resulting from the taxable income of DCSI is included in the consolidated financial statements.


     Deferred income tax liabilities and assets are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities.


     As of September 30, 1998, the Company has a deferred tax asset of $9,383 related primarily to the allowance for doubtful accounts and a deferred tax liability of $23,988 related primarily to property and equipment.


     Concurrent with the Company's proposed initial public offering (the Offering), (see Note 11), the Company's S corporation status will terminate and it will become subject to federal and state income taxes (see Note 3).

     REVENUE RECOGNITION:

     The Company recognizes product revenue as its products are shipped or following customer acceptance for products under evaluation. The Company provides an allowance for estimated returns when revenues are recognized. Software solution and consulting service revenue is recognized as such services are rendered. Revenues and expenses related to sales of maintenance contracts fulfilled by third parties are recognized upon execution of the contracts.


     OFFERING COSTS:



     Costs related to the Company's initial public offering incurred during 1998 that were initially deferred, were expensed during the third quarter of 1998 when the offering was delayed due to market conditions.


     NET INCOME PER SHARE:

     Basic net income per share is computed using the weighted average number of shares outstanding. The diluted net income per share includes the effect of common stock equivalents, if any, for each period. The Company does not have any common stock equivalents.

     USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the

                              DATALINK CORPORATION

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

determination of the allowance for doubtful accounts receivable, the estimated useful lives of property and equipment and reserves for excess and obsolete inventories.

     CONCENTRATION OF CREDIT RISK:

     The Company's customer base is diversified; however, a substantial portion of its customers are located in the upper Midwest. The Company does not require collateral for customer accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition and establishes allowances for estimated uncollectible accounts when necessary.

     BUSINESS SEGMENTS:


     Effective with its year end 1998 financial statements, the Company will adopt SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires disclosure of segment data in a manner consistent with that used by an enterprise for internal management reporting and decision making. The Company will report its operations as a single segment under SFAS No. 131.


3. PRO FORMA DATA (UNAUDITED):

     PRO FORMA BALANCE SHEET DATA:

     The pro forma balance sheet of the Company as of September 30, 1998 reflects (i) the reclassification of common stock subject to put option to stockholders' equity to reflect termination of the put options concurrent with the Offering (see Note 9), (ii) a distribution payable to the stockholders of the Company of all previously taxed, but undistributed, S corporation earnings (estimated at $8,871,595 had the termination occurred on September 30, 1998), and (iii) a net deferred tax asset which will be recorded by the Company upon termination of its S corporation status as a result of the Offering (estimated at $157,000 as of September 30, 1998).

     The deferred income tax asset will represent the tax effect of the cumulative differences between the financial reporting and income tax bases of assets and liabilities as of the termination of the S corporation status, and will be recorded as an income tax benefit in the quarter in which the Offering is completed. Deferred income taxes result from temporary differences between financial reporting and income tax reporting based on enacted rates in effect for periods in which these differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable for the period plus the change during the period in deferred tax assets and liabilities.

     The actual deferred tax asset recorded will be adjusted to reflect the effect of operations from October 1, 1998 through the actual termination of the S corporation status. In addition, the actual amount of the distribution will be adjusted to reflect the S corporation's pro rata portion of the Company's 1998 and 1999 taxable income and any stockholder distributions from October 1, 1998 through the termination of the S corporation status.

     PRO FORMA STATEMENT OF OPERATIONS DATA:

     Concurrent with the Offering, the Company will terminate its status as an S corporation and will be subject to federal and state income taxes. Accordingly, for informational purposes, the accompanying statements of operations for the year ended December 31, 1997 and the nine months ended September 30, 1997 and 1998, include a pro forma adjustment for the income taxes which would have been recorded if the Company had been a C corporation, based on the tax laws in effect during the period. The pro forma

                              DATALINK CORPORATION

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

adjustment for income taxes does not include a one-time income tax benefit related to the recognition of a net deferred tax asset which will be recorded by the Company upon terminating its S corporation status (estimated at $157,000 as of September 30, 1998).

     PRO FORMA NET INCOME PER SHARE:

     Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the period, after giving effect to the estimated number of shares that would be required to be sold at the initial public offering price, after deducting the underwriting discount, to fund the distribution to the current stockholders of all previously taxed, but undistributed, S corporation earnings, estimated at $8,871,595 (or 953,935 shares) had the termination occurred on September 30, 1998. The Company does not have any common stock equivalents.

4. SELECTED BALANCE SHEET INFORMATION:

     The following provides additional balance sheet information as of:

                                                               DECEMBER 31,               (UNAUDITED)
                                                        ---------------------------      SEPTEMBER 30,
                                                           1996            1997              1998
                                                           ----            ----          -------------
Accounts receivable:
  Accounts receivable...............................    $8,176,155      $11,340,738       $13,986,666
  Less allowance for doubtful accounts..............        60,000           60,000            71,747
                                                        ----------      -----------       -----------
                                                        $8,116,155      $11,280,738       $13,914,919
                                                        ==========      ===========       ===========
Property and equipment:
  Leasehold improvements............................    $  132,784      $   223,356       $   214,568
  Equipment.........................................       608,000          761,059           940,232
  Computers and purchased software..................       914,652        1,262,249         2,065,041
                                                        ----------      -----------       -----------
                                                         1,655,436        2,246,664         3,219,841
  Less accumulated depreciation and amortization....       756,921          768,542           976,786
                                                        ----------      -----------       -----------
                                                        $  898,515      $ 1,478,122       $ 2,243,055
                                                        ==========      ===========       ===========
Accrued expenses:
  Commissions.......................................    $  644,165      $   942,051       $ 1,036,094
  Other.............................................       515,913          551,266           419,247
                                                        ----------      -----------       -----------
                                                        $1,160,078      $ 1,493,317       $ 1,455,341
                                                        ==========      ===========       ===========

5. BORROWING ARRANGEMENTS AND LONG-TERM DEBT:

     Effective June 1, 1998, the Company renewed its revolving credit agreement with a bank (the Credit Agreement). Under the Credit Agreement, the Company may borrow up to $10,000,000 ($8,000,000 as of December 31, 1997) with borrowings limited to the sum of 80% of eligible accounts receivable plus 35% of eligible inventories, as defined. Borrowings under the Credit Agreement were $4,223,783 and $3,935,417 as of September 30, 1998 and December 31, 1997, respectively, with interest at the bank's reference rate. Borrowings under the Credit Agreement were $2,796,528 with interest at the bank's reference rate plus 0.50% as of December 31, 1996. The bank's reference rate was 8.25%, 8.5% and 8.25% as of December 31, 1996 and 1997 and September 30, 1998, respectively.

                              DATALINK CORPORATION

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

     The line of credit is collateralized by substantially all assets of the Company. The agreement includes various covenants, including requirements to maintain certain levels of net income and tangible net worth and limitations on the payment of dividends and property and equipment acquisitions.

     The Company's long-term debt consists of miscellaneous notes payable with outstanding balances totaling $29,520, of which $17,060 is current, as of September 30, 1998.

     Included in cash on the balance sheet is $114,000, $260,000 and $446,138 as of December 31, 1996 and 1997 and September 30, 1998, respectively, which was held in a restricted collateral cash account. These amounts were applied to reduce bank borrowings in the month following the period end.

6. DEFERRED COMPENSATION AGREEMENT:

     The Company has a deferred compensation agreement with a retired officer who is also a stockholder. The Company is obligated to pay the retired officer (or a designated beneficiary) $7,000 per month for 60 months beginning January 1996. The Company's obligation under the agreement is not funded. The present value of the Company's liability related to the deferred compensation agreement was $275,997, $216,939 and $168,621 as of December 31, 1996 and 1997 and
September 30, 1998, respectively, with interest computed at 10%.

     Interest expense related to the agreement was $27,794, $24,942, $19,623 and $15,081 for the years ended December 31, 1996 and 1997 and for the nine months ended September 30, 1997 and 1998, respectively (none in 1995). The Company recorded $54,675 of compensation expense related to the agreement in the year ended December 31, 1995.

7. LEASE COMMITMENTS AND CONTINGENCIES:


     As of December 31, 1997, the Company leased an office and warehouse facility under terms of an operating lease with a partnership in which a stockholder of the Company is a general partner. During 1997, the office and warehouse facility were sold to a limited liability partnership in which all stockholders of the Company are limited partners. In connection with the purchase of the property, the limited liability partnership executed promissory notes in favor of a bank and a stockholder of the Company. The Company has guaranteed payments due under these notes. As of September 30, 1998, the balances of the notes payable to the bank and the stockholder were $922,222 and $1,358,718, respectively. The lease expires in December 1999. The Company also leases office space from nonaffiliated entities under operating lease agreements that expire at various dates through 2000. In addition to minimum rents, the leases require the Company to pay certain operating costs of the lessor.


     As of December 31, 1997, future minimum lease payments due under these noncancellable operating leases are as follows:

                                                                RELATED
                         YEAR ENDED                              PARTY       OTHER       TOTAL
                         ----------                             -------      -----       -----
   1998.....................................................    $151,464    $ 82,743    $234,207
   1999.....................................................     151,464      46,153     197,617
   2000.....................................................                  21,420      21,420
                                                                --------    --------    --------
                                                                $302,928    $150,316    $453,244
                                                                ========    ========    ========

     The Company also leases office and manufacturing facilities for DCSI under operating leases which expire at various dates throughout 2000. Future minimum lease payments due under these leases as of

                              DATALINK CORPORATION

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

September 30, 1998 are approximately $18,000, $75,000, and $57,000 for the three-month period ending December 31, 1998, and for the years ending December 31, 1999 and 2000, respectively.

     Total rent expense, including certain lessor operating costs charged to the Company, is as follows:

                                                                                   NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31            SEPTEMBER 30,
                                              --------------------------------    --------------------
                                                1995        1996        1997        1997        1998
                                                ----        ----        ----        ----        ----
Related party.............................    $132,511    $128,573    $197,363    $121,611    $124,872
Other.....................................      71,818      90,361     119,620      83,968     134,491
                                              --------    --------    --------    --------    --------
                                              $204,329    $218,934    $316,983    $205,579    $259,363
                                              ========    ========    ========    ========    ========

8. EMPLOYEE BENEFIT PLAN:

     The Company has a defined contribution retirement plan for eligible employees. Employees may contribute up to 10% of their pretax compensation to the 401(k) portion of the plan. The Company is required to match 50% of an employee's contribution up to the first 6% of an employee's eligible compensation. The cost of the Company's contributions to the 401(k) portion of the plan for the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1997 and 1998, was $78,540, $97,350, $126,404,
$100,075 and $125,064, respectively.

     At the discretion of the Board of Directors, the Company may also make profit sharing contributions to the plan, to the extent permitted by the Internal Revenue Code. The cost of the Company's profit sharing contributions to the plan for the years ended December 31, 1995, 1996 and 1997 was $91,044, $156,500 and $164,350, respectively. The Company did not make any profit sharing contributions to the plan for the nine months ended September 30, 1997 and 1998.


     As of September 30, 1998, the Company also maintained the defined contribution retirement plan of DCSI. No Company contributions where made to the DCSI plan for the nine month period ended September 30, 1998.


9. COMMON STOCK BUY-SELL AGREEMENT:

     As of September 30, 1998, the Company and all of its stockholders had entered into a Stock Purchase Agreement (the Agreement) effective April 1, 1992 that restricts the right of each stockholder to dispose of or encumber any shares of the Company's common stock and dictates terms for transfer of the shares. Upon the death, disability or termination of employment, each stockholder is required to put his shares to the Company, and the Company is obligated to purchase all shares owned by that stockholder at a price determined pursuant to terms of the Agreement. In connection therewith, the value of the common stock subject to put options has been accreted to the value determined according to terms of the Agreement. Effective November 1, 1996, the Agreement was amended to allow a retired stockholder to retain his shares until either he or his legal representative require the Company to purchase his shares, or until his death.

     In connection with the Offering, and pursuant to accounting rules and regulations applicable to public companies, the Company has adjusted its financial statements to reclassify the carrying value of common stock pursuant to the Agreement out of stockholders' equity. The effect of this restatement was to increase the carrying value of common stock subject to the put options, and decrease stockholders' equity by $3,424,119, $5,350,611, $9,338,605, and
$13,873,980 and $17,567,701 as of December 31, 1994, 1995, 1996 and 1997, and

                              DATALINK CORPORATION

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

September 30, 1998, respectively. The Company's earnings available to common stockholders is the same as the Company's net income because the accretion of the common stock to its put option value results from the same put option terms for all common stockholders. Accordingly, the accretion of the common stock to its put option value is allocable to all of the Company's common stockholders.

     The Company is the owner and beneficiary of term life insurance policies with face values ranging from $1,605,000 to $9,472,000 insuring five of its stockholders. The Company is also the owner and beneficiary of disability insurance policies insuring five of its stockholders. Any proceeds from these life and disability insurance policies would be used to fund at least a portion of the Company's obligations under the Agreement in the event of death or disability.

     The Company is also the owner and beneficiary of two life insurance policies with a combined face value of $1,000,000 insuring the life of the retired stockholder. The cash surrender value of these policies was $26,587, $25,547 and $21,435 as of December 31, 1996 and 1997 and September 30, 1998,
respectively, and is included in other assets.

10. SUPPLEMENTAL CASH FLOW INFORMATION:

     The following provides supplemental information concerning the statements of cash flows:

                                                                                             SIX MONTHS
                                                   YEAR ENDED DECEMBER 31,                 ENDED JUNE 30,
                                             ------------------------------------      ----------------------
                                               1995          1996          1997          1997          1998
                                               ----          ----          ----          ----          ----
Cash paid for interest.................      $314,919      $286,745      $327,496      $166,687      $216,935
Cash paid for taxes....................                                                              $ 62,559
Noncash transactions:
Purchase of property and equipment
  included in accounts payable.........                     158,000
Stock issued to purchase DCSI..........                                                              2,000,000

11. RECAPITALIZATION:

     As discussed in Notes 2 and 3, the Company is contemplating an initial public offering of 2,600,000 shares of its common stock (the Offering). In connection therewith, on June 1, 1998, the Company's Board of Directors and stockholders approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock to 50,000,000 and change the par value of the common stock to $0.001. Pursuant to the Company's amended Certificate of Incorporation, all such authorized shares are deemed to be common stock until otherwise designated by the Board of Directors. Also, on June 1, 1998, the Company's Board of Directors and stockholders authorized a 690-for-1 stock split of its common stock. The stock split has been retroactively reflected in the accompanying financial statements.

     In connection with the Offering, the Company has reserved an aggregate of 950,000 shares of common stock for issuance pursuant to the Company's Incentive Compensation Plan. The terms of the plan allow for a variety of awards including stock options, stock appreciation rights, restricted stock, performance shares, performance units, cash-based awards, phantom shares and other share-based awards as determined by the Company's Compensation Committee (the Committee). Also, in connection with the Offering, the Company has reserved 250,000 shares of common stock for issuance pursuant to the Company's Employee Stock Purchase Plan. Under terms of the Employee Stock Purchase Plan, eligible employees will be granted an

                              DATALINK CORPORATION

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

option to purchase a designated number of shares of common stock at a purchase price as determined by the Committee, but at no less than 85% of the lower of the market price on the first or last day of the purchase period.


     In June 1998, the Company's Board of Directors authorized the grant of 24,000 options to directors for the purchase of the Company's Common Stock, to be granted coincident with the closing of the Company's initial public offering. Such options, authorized under the Incentive Compensation Plan, if ultimately granted, will have exercise prices equal to the initial public offering price per share, vest upon their grant and will expire 10 years after the date of the Board's authorization of the option grant.



     During December 1998 and January 1999, the Company's Board of Directors authorized the grant of 534,625 options to employees for the purchase of the Company's Common Stock, to be granted coincident with the closing of the Company's initial public offering. Such options, authorized under the Incentive Compensation Plan, if ultimately granted, will have exercise prices equal to the initial public offering price per share, and will vest 20% annually and expire 10 years after the date of the Board's authorization of the options.


12. BUSINESS ACQUISITION:


     On July 15, 1998, the Company acquired Direct Connect Systems, Inc. (DCSI), a Marietta, Georgia-based firm engaged in the analysis, custom design, integration and support of high-end Open Systems data storage solutions principally for end-users in the southeastern United States. In addition to its Marietta headquarters, DCSI has field sales offices in Herndon, Virginia, Charlotte, North Carolina, and Melbourne and Tampa, Florida.


     Under terms of the acquisition, the Company acquired all of DCSI's capital stock in exchange for $2 million cash and 200,000 shares of the Company's Common Stock, with a negotiated fair value of $2 million. The number of shares are subject to increase in the event that the Company does not complete its anticipated public offering, in order to maintain the fair value of the Common Stock at $2 million. Under terms of the acquisition, certain DCSI employees were also paid $500,000 in the aggregate under noncompetition agreements.

     The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the estimated fair value of the assets acquired and liabilities assumed. The results of operations of DCSI have been combined with the operating results of the Company beginning on July 15, 1998.


     The following table presents the unaudited preliminary purchase price allocation which is subject to adjustment following completion of an appraisal of the acquired, identifiable intangible assets of DCSI:



Cash and fair value of Company's Common Stock issued........    $4,000,000
Direct acquisition costs....................................       677,324
DCSI liabilities assumed....................................     4,032,680
                                                                ----------
  Total purchase price......................................    $8,710,004
                                                                ==========
Estimated fair value of tangible assets acquired............    $5,226,440
Estimated fair value of identifiable intangible assets......     1,640,000
Goodwill....................................................     1,843,564
                                                                ----------
                                                                $8,710,004
                                                                ==========

                              DATALINK CORPORATION

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


     The preliminary purchase price allocation of intangible assets and goodwill is as follows:



                                                              ALLOCATION   ESTIMATED LIFE
                                                              ----------   --------------
Customer Base...............................................  $  700,000      5 years
Assembled Workforce.........................................     490,000      5 years
Trademark and Tradename.....................................     450,000      7 years
Goodwill....................................................   1,843,564      7 years


     The $500,000 cost of noncompetition agreements has been capitalized and will be amortized on a straight-line basis over their underlying three-year terms.

     The following unaudited pro forma condensed results of operations have been prepared as if the acquisition of DCSI occurred as of the beginning of 1998 and 1997 and include the effects of the pro forma adjustments related to termination of the Company's S corporation status and final distribution as described in
Note 3.


                                                             YEAR ENDED        NINE MONTHS ENDED
                                                          DECEMBER 31, 1997    SEPTEMBER 30, 1998
                                                          -----------------    ------------------
Net sales.............................................       $83,078,070       $       70,338,567
Net income............................................       $ 3,292,778       $        3,068,796
Net income per share, basic and diluted...............       $       .41       $              .38


     The unaudited pro forma condensed results of operations are not necessarily indicative of results that would have occurred had the acquisitions been in effect for the periods presented, nor are they necessarily indicative of the results that will be obtained in the future.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of

Direct Connect Systems, Inc.:


     In our opinion, the accompanying balance sheet and the related statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Direct Connect Systems, Inc. at December 31, 1997, and the results of its operations and its cash flows for the period then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
July 20, 1998

                          DIRECT CONNECT SYSTEMS, INC.
                                 BALANCE SHEET
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                  ASSETS
Current assets:
  Cash......................................................    $   38,270
  Accounts receivable, net..................................     3,422,382
  Inventories...............................................     1,149,724
  Prepaid expenses..........................................        43,434
  Deferred income taxes.....................................        50,917
                                                                ----------
     Total current assets...................................     4,704,727
Property and equipment, net.................................       252,262
Other assets................................................        48,377
                                                                ----------

Total assets................................................    $5,005,366
                                                                ==========
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Excess of outstanding checks over bank balance............    $  685,415
  Line of credit............................................       484,643
  Current portion of long-term debt.........................        30,471
  Account payable...........................................     2,539,169
  Accrued expenses..........................................       179,995
  Income taxes payable......................................       133,695
  Deferred revenue..........................................        88,274
                                                                ----------
     Total current liabilities..............................     4,141,662
Long-term debt..............................................       211,385
Deferred income taxes.......................................        24,691
                                                                ----------
     Total liabilities......................................     4,377,738
                                                                ----------
Commitments and contingencies
Stockholders' equity:
  Common stock ($.01 par value, 100,000 shares authorized,
     1,000 shares issued and outstanding)...................            10
  Additional paid-in capital................................        33,345
  Retained earnings.........................................       594,273
                                                                ----------
     Total stockholders' equity.............................       627,628
                                                                ----------
     Total liabilities and stockholders' equity.............    $5,005,366
                                                                ==========

   The accompanying notes are an integral part of these financial statements.

                          DIRECT CONNECT SYSTEMS, INC.
                   STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


Net sales...................................................    $11,822,771
Cost of sales...............................................      8,378,209
                                                                -----------
     Gross profit...........................................      3,444,562
                                                                -----------
Operating expenses:
  Sales and marketing.......................................      1,509,069
  General and administrative................................      1,231,869
                                                                -----------
     Operating income.......................................        703,624
                                                                -----------
Interest expense, net.......................................        (90,438)
     Income before income tax expense.......................        613,186
Income tax expense:
  Current...................................................        252,542
  Deferred..................................................         (1,960)
                                                                -----------
                                                                    250,582
                                                                -----------
Net income..................................................        362,604
Retained earnings, beginning of year........................        231,669
                                                                -----------
Retained earnings, end of year..............................    $   594,273
                                                                ===========


   The accompanying notes are an integral part of these financial statements.

                          DIRECT CONNECT SYSTEMS, INC.
                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


Cash flows from operating activities:
  Net income................................................    $   362,604
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................         55,924
     Deferred taxes.........................................         (1,960)
     Provision for doubtful accounts........................         24,000
     Change in assets and liabilities:
       Accounts receivable..................................     (2,016,241)
       Inventories..........................................       (676,592)
       Other assets.........................................         48,227
       Accounts payable.....................................      1,666,393
       Accrued liabilities and deferred revenue.............        (29,552)
                                                                -----------
          Net cash used in operating activities.............       (567,197)
                                                                -----------
Cash flows from investing activities:
                                                                -----------
  Purchase of property and equipment........................       (112,224)
                                                                -----------
          Net cash used in investing activities.............       (112,224)
                                                                -----------
Cash flows from financing activities:
  Excess of outstanding checks over bank balance............        685,415
  Bank line of credit net borrowings -- repayments..........        (39,829)
  Principal payments on long-term debt......................        (61,985)
                                                                -----------
          Net cash provided by financing activities.........        583,601
                                                                -----------
Decrease in cash............................................        (95,820)
Cash at beginning of year...................................        134,090
                                                                -----------
Cash at end of year.........................................    $    38,270
                                                                ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest...............................................    $   118,075
     Income taxes...........................................    $   100,000
Supplemental schedule of noncash investing and financing
  activities:
  Equipment purchases financed with leases and notes
     payable................................................    $    10,350


   The accompanying notes are an integral part of these financial statements.

                          DIRECT CONNECT SYSTEMS, INC.
                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

     Direct Connect Systems, Inc. (the Company) custom designs, installs and services high performance data storage units for end-users. The Company also provides storage management software solutions, consulting services and maintenance and extended warranty contracts.

     In July 1998, the Company and its stockholders entered into a definitive agreement with Datalink Corporation ("Datalink"), pursuant to which all outstanding shares of the Company's common stock will be exchanged for cash and shares of Datalink common stock.


     REVENUE RECOGNITION:


     The Company recognizes product revenue as its products are shipped. Software solution and consulting service revenue is recognized as such services are rendered. Revenues, net of related costs, from extended warranty and maintenance contracts are recognized over the period of the contracts, with the unearned portions being recognized as deferred revenue. These are primarily one-year contracts.


     INVENTORIES:


     Inventories, principally consisting of data storage products and components are valued at the lower of cost or market with the cost determined on a first-in, first-out (FIFO) method.


     PROPERTY AND EQUIPMENT:


     Property and equipment are stated at cost and depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of estimated useful lives or lease term.

     Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of income.


     ADVERTISING EXPENSE:


     The Company charges to expense all advertising costs as incurred. Advertising expense for the year ended December 31, 1997 was $133,356.


     INCOME TAXES:


     Deferred income tax liabilities and assets are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities.


     MANAGEMENT ESTIMATES:


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowance for doubtful accounts receivable and the estimated useful lives of property and equipment.

                          DIRECT CONNECT SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2. BALANCE SHEET INFORMATION:

     Accounts receivable as of December 31, 1997 consisted of:


  Accounts receivable.......................................    $3,470,614
  Less allowance for doubtful accounts......................        48,232
                                                                ----------
                                                                $3,422,382
                                                                ==========


     Inventories as of December 31, 1997 consisted of:

  Raw materials.............................................    $1,056,021
  Work in process...........................................        93,703
                                                                ----------
                                                                $1,149,724
                                                                ==========

     Property and equipment as of December 31, 1997 consisted of:


                                                                ESTIMATED
                                                                 USEFUL
                                                                  LIFE
                                                                ---------
Office equipment and software...............................       3-7       $244,514
Automobile..................................................         5         57,676
Furniture and fixtures and leasehold improvements...........      7-10         53,688
                                                                             --------
                                                                              355,878
Less accumulated depreciation...............................                  103,616
                                                                             ========
                                                                             $252,262
                                                                             ========


3. BANK LINE OF CREDIT:

     The Company has up to a $1.5 million line of credit, which requires monthly interest payments at the rate of prime plus 1 3/4% (10.25% at December 31, 1997), based upon levels of eligible accounts receivable, and is collateralized by accounts receivable, inventories, property and equipment and life insurance policies on the lives of certain corporate officers. The shareholders have personally guaranteed this debt. This agreement, as amended, expires in April 1999. The agreement has certain financial covenants, including maintenance of certain levels of accounts receivable and other account balances. Shareholder loans payable are subordinated to borrowings under the line of credit.

4. LONG-TERM DEBT:

     Long-term debt as of December 31, 1997 consisted of:


Loans payable to shareholders, unsecured requiring interest
  at 10%, payable annually and maturing on April 30,
  1999......................................................    $196,543
Other notes payable.........................................      45,313
                                                                --------
                                                                 241,856
Less current portion........................................      30,471
                                                                --------
                                                                $211,385
                                                                ========

                          DIRECT CONNECT SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Future maturities of long-term debt as of December 31, 1997, are as follows:

Year
1998........................................................    $ 30,471
1999........................................................     206,588
2000........................................................       4,797
                                                                --------
                                                                $241,856
                                                                ========

5. COMMITMENTS:

     The Company leases office facilities under operating leases. Rent expense was $78,532 for 1997. Future minimum lease payments for such leases are as follows as of December 31, 1997:

1998........................................................    $ 72,705
1999........................................................      74,925
2000........................................................      57,443
                                                                --------
                                                                $205,073
                                                                ========

6. RETIREMENT PLANS:

     The Company provides a qualified 401(k) defined contribution and profit sharing plan for all full-time employees. There is no Company matching requirement in this plan.

7. INCOME TAXES:

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31, 1997 are as follows:

Deferred tax assets:
Allowance for doubtful accounts.............................    $17,990
Deferred revenue............................................     32,927
                                                                -------
                                                                 50,917
Deferred tax liabilities:
Depreciation and other property and equipment basis
  differences...............................................     24,691
                                                                -------
Net deferred tax asset......................................    $26,226
                                                                =======

8. CONCENTRATIONS:

     Sales to one customer in 1997 represented 18% of total revenues and 21% of the December 31, 1997 accounts receivable balance.

 GRAPHIC DESCRIPTION: MAP OF UNITED STATES SHOWING THE COMPANY'S CURRENT SALES
                                  TERRITORIES.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH THIS PROSPECTUS RELATES, OR AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................     1
RISK FACTORS..........................     6
USE OF PROCEEDS.......................    12
TERMINATION OF S CORPORATION
  STATUS AND PUT OPTION AND
  DIVIDEND POLICY.....................    13
CAPITALIZATION........................    14
DILUTION..............................    15
SELECTED HISTORICAL FINANCIAL DATA....    16
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................    18
BUSINESS..............................    25
MANAGEMENT............................    34
CERTAIN TRANSACTIONS..................    38
PRINCIPAL STOCKHOLDERS................    40
DESCRIPTION OF CAPITAL STOCK..........    41
SHARES ELIGIBLE FOR FUTURE SALE.......    42
UNDERWRITING..........................    43
LEGAL MATTERS.........................    44
EXPERTS...............................    44
CHANGE IN ACCOUNTANTS.................    44
ADDITIONAL INFORMATION................    45
GLOSSARY..............................    46
INDEX TO FINANCIAL STATEMENTS.........   F-1


                            ------------------------
     UNTIL                        (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                2,600,000 Shares
                                 DATALINK LOGO

                                  Common Stock

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                            Needham & Company, Inc.

                       CRUTTENDEN ROTH INCORPORATED LOGO
                          John G. Kinnard and Company,
                                  Incorporated

                                  -----------

                                           , 1999

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.



     In June 1998, the Company authorized the grant of non-incentive options under the Incentive Plan to the four non-employee directors that will vest coincident with the first closing on the Company's initial public offering to purchase an aggregate of 24,000 shares of the Company's Common Stock. Once vested, such options will be exercisable for ten years from the date of grant at an exercise price equal to the initial public offering price per share. In December 1998, the Company authorized the grant of incentive options under the Incentive Plan to 108 employees of the Company to purchase an aggregate of 525,125 shares of the Company's Common Stock. In January 1999, the Company authorized the grant of incentive options under the Incentive Plan to two additional employees of the Company to purchase an aggregate of 9,500 shares of the Company's Common Stock. The grant of the incentive options is contingent upon the first closing of the Company's initial public offering. All of the incentive options will vest 20% per year over five years and, once vested, will be exercisable for ten years from the date of the Board action at an exercise price equal to the initial public offering price per share. The Company believes that the grant of all of these options will be exempt from registration under the Securities Act because no sale of securities will occur.



     In connection with the acquisition of DCSI in July 1998, the Company issued 200,000 shares of Common Stock to four former stockholders of DCSI, each of whom is an accredited investor. The Company believes the sale of these shares was exempt from registration under Section 4(2) of the Securities Act.



ITEM 16. EXHIBITS.



     (a) Exhibits.



 1.1*     Form of Underwriting Agreement.
 3.1*     Amended and Restated Articles of Incorporation of
          Registrant.
 3.2*     Restated Bylaws of Registrant.
 4.1*     Specimen Common Stock Certificate.
 5.1*     Opinion of Messerli & Kramer P.A.
10.1*     Employee Stock Purchase Plan.
10.2*     Incentive Compensation Plan.
10.3*     Credit Agreement with Norwest Bank Minnesota, N.A.
10.4*     Form of Indemnification Agreement.
10.5*     Lease Agreement with Washington Avenue L.L.P.
10.6*     Deferred Compensation with Stanley I. Clothier.
10.7*     Agreement and Plan of Reorganization with Direct Connect
          Systems, Inc. (excluding schedules and Exhibits which the
          Company will provide to the Commission upon request).
10.8      Second Lease Agreement with Washington Avenue L.L.P.
16.1*     Letter from Hansen, Jergenson Nergaard & Co., L.L.P.,
          regarding change in certifying accountant.
23.1      Consent of PricewaterhouseCoopers LLP.
23.2      Consent of Hansen, Jergenson, Nergaard & Co., L.L.P.
23.3*     Consent of Messerli & Kramer P.A. (including in Exhibit
          5.1).
24.1*     Power of Attorney (included in signature page).
27.1      Financial Data Schedule (Edgar filing only).



     (b) Financial Statement Schedule



        Report of Independent Accountants on Financial Statement Schedule.*



         Schedule II -- Valuation and Qualifying Accounts.*

---------------

* previously filed as part of the Registration Statement

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on February 12, 1999.


                                          DATALINK CORPORATION

                                          By:      /s/ GREG R. MELAND
                                            ------------------------------------
                                                       Greg R. Meland
                                               President and Chief Executive
                                                           Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS, IN THE CAPACITIES AND ON THE DATES STATED.

                  SIGNATURE                                     TITLE                         DATE
                  ---------                                     -----                         ----

             /s/ GREG R. MELAND                  President and Chief Executive          February 12, 1999
---------------------------------------------    Officer and Director (Principal
               Greg R. Meland                    Executive Officer)

             /s/ GREG R. MELAND                  Chief Financial Officer (Principal     February 12, 1999
---------------------------------------------    Financial and Accounting Officer)
              Robert D. DeVere*

             /s/ GREG R. MELAND                  Director                               February 12, 1999
---------------------------------------------
              Robert M. Price*

             /s/ GREG R. MELAND                  Director                               February 12, 1999
---------------------------------------------
              James E. Ousley*

             /s/ GREG R. MELAND                  Director                               February 12, 1999
---------------------------------------------
             Margaret A. Loftus*

             /s/ GREG R. MELAND                  Director                               February 12, 1999
---------------------------------------------
               Paul F. Lidsky*

* Signed by Greg R. Meland as attorney-in-fact pursuant to a power of attorney dated June 3, 1998, included in Exhibit 24.1 of the Registration Statement.

                               INDEX TO EXHIBITS


EXHIBIT NUMBER                            DESCRIPTION                             PAGE NO.
--------------                            -----------                             --------
      1.1*        Form of Underwriting Agreement..............................
      3.1*        Amended and Restated Articles of Incorporation of
                  Registrant..................................................
      3.2*        Restated Bylaws of Registrant...............................
      4.1*        Specimen Common Stock Certificate...........................
      5.1*        Opinion of Messerli & Kramer P.A. ..........................
     10.1*        Employee Stock Purchase Plan................................
     10.2*        Incentive Compensation Plan.................................
     10.3*        Credit Agreement with Norwest Bank Minnesota, N.A. .........
     10.4*        Form of Indemnification Agreement...........................
     10.5*        Lease Agreement with Washington Avenue L.L.P. ..............
     10.6*        Deferred Compensation Agreement with Stanley I. Clothier....
     10.7*        Agreement and Plan of Reorganization with Direct Connect
                  Systems, Inc. (excluding Schedules and Exhibits which the
                  Registrant will provide to the Commission upon request).....
     10.8         Second Lease Agreement with Washington Avenue L.L.P. .......
     16.1*        Letter from Hansen, Jergenson, Nergaard & Co., LLP,
                  regarding change in certifying accountant...................
     23.1         Consent of PricewaterhouseCoopers LLP.......................
     23.2         Consent of Hansen, Jergenson, Nergaard & Co., LLP...........
     23.3*        Consent of Messerli & Kramer P.A. (included in Exhibit
                  5.1)........................................................
     24.1*        Power of Attorney (included in signature page)..............
     27.1         Financial Data Schedule (Edgar filing only).................


-------------------------

* previously filed as part of the Registration Statement